UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

ENTERTAINMENT GAMES, INC.

(Exact name of registrant as specified in its charter)

Pennsylvania	23-2694937
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

2000 Cabot Boulevard West

Suite 110

Langhorne, PA 19047

(Address of principal executive offices)

215-750-6606

(Registrant’s telephone number,

including area code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to	Name of each exchange on which
Be so registered	Each class is to be registered
NONE

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock

(title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-Accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

ITEM 1. BUSINESS

The Company

Entertainment Games, Inc., a Pennsylvania corporation, was incorporated in 1992. We have never been in bankruptcy, receivership, or similar proceeding. Our name was originally Rom Tech, Inc., and in March 1999, we changed the name to eGames, Inc. In August 2011, we changed our name to Entertainment Games, Inc. to more clearly reflect our commitment to developing innovative games for rapidly emerging social game platforms, including Facebook, Google +, tablets and mobile devices.

Unless the context requires otherwise, the words, “Entertainment Games,” “we,” “us,” “our” and “Company,” refer to Entertainment Games, Inc.

Overview

Entertainment Games has been developing, publishing and selling games across all platforms for almost 20 years. Entertainment Games has published hundreds of titles, which have been focused on the family friendly market. While the overall videogame market shows healthy growth, our revenues continue to decline due to continually shifting consumer behavior away from the traditional retail distribution channels for videogames to the digital distribution of videogames either on the Internet, social platforms or mobile devices. Consequently, in June 2011, we acquired Heyday Games, Inc., or Heyday Games, to allow us to more aggressively participate in the fastest growing segment of the video game market: social games. Through this acquisition, we have acquired talent, technology and our social network game, Retro World. Retro World is an innovative game which targets the 40+ age demographic that we expect to launch in the second quarter of our 2012 fiscal year. With our focus on this new direction, we intend to leverage Heyday Games’ expertise, to seek to deliver relevant content to the 40+ demographic, and enter the exponentially growing social game industry.

Recent Acquisition

Entertainment Games acquired Heyday Games, Inc. in June 2011. Heyday Games, Inc., or Heyday Games, was a Delaware corporation incorporated in 2011 to publish game content tailored specifically for the over 40 demographic. We believe that this demographic’s generational tastes are being ignored on today’s social networks, open web, and burgeoning mobile game markets. The “Heyday Platform” is a proprietary game engine used to develop episodic adventure-game style content. The “Heyday Process” is a proprietary development process that can take any form of nostalgic, linear content—for example a classic retro TV show—and transform it into a 2.5D photo-realistic interactive game experience. We recently filed a patent for the “Heyday Process,” which we believe can produce substantial savings in time and cost in comparison to today’s widespread methods of producing interactive animated videogames.

As a result of the Heyday Games acquisition, we have benefited by:

•	Expanding our reach into social games;

•	Acquiring an experienced team of social gaming product development experts;

•	Owning the Heyday Platform and Heyday Process;

•	Acquiring Heyday Games’ marketing and promotion expertise for the Heyday Games’ products under development; and

•	Being positioned to introduce new forms of content derived from the Heyday Games acquisition to the large retailers to which we historically sold our packaged casual games.

We expect to launch Retro World, a story-driven, retro-based virtual world initially featuring original IP, during our fiscal 2012 second quarter ending December 31, 2011. We plan to follow this with licensed productions in partnership with media companies. We intend to use well known retro-based linear licensed content and turn these properties into interactive social game experiences. Eventually original IP will be presented along with licensed IP within Retro World.

Business

Since our founding, we have focused on publishing casual software games for the PC platform, selling our greatest volume of PC games in major mass-merchant retail stores in North America. We now publish primarily third-party PC game titles and some of our own proprietary PC game titles, which are distributed at retail and on the Internet. We have also developed titles for the Nintendo DS™ and Wii® gaming systems and have published games for the Apple iPhone™, which are sold in the iTunes™ store.

Historically, we have published hundreds of videogame titles that have proven to be very popular among adult women, and to a lesser degree men. For the past several years, we have been experiencing the effects of the industry-wide decline in the traditional retail casual gaming industry.

Principal Products

Packaged Goods At Retail

We continue to license casual game content from third party developers for retail sales, packaging our products in boxes and jewel cases for distribution to retailers throughout North America at outlets including Wal-Mart, Target, Best Buy, office superstores and others. Examples of casual game genres we license and/or develop include: hidden object, match three, time management, cards, casino, puzzle and board games. Some of our most successful original titles include Burger Island and Satisfashion, and our top-selling bundled titles include Hidden Gems and Fast Food Frenzy.

Social Games

Retro World

We are currently developing the game Retro World, a story-driven, virtual world featuring original intellectual property. Retro World blends enduring adventure and role-playing game play with addictive mini-games, all set in decade-driven environments. Players will create their own alter-egos (or Avatars) and will choose a decade to explore (the 1950’s, 1960’s, 1970’s or 1980’s) by use of a stylish world map. Within these decades, will be distinct and separate stories or shows that players can select using a decade map motif. Similar to the way television networks have delivered popular television shows, Retro World shows will be delivered episodically. Each episode will be its own self-contained adventure game consisting of compelling stories and characters, interactive puzzles and problem-solving, and addicting casual mini-game play. These mini-games can be played repeatedly via the Gameatorium, an easy-access repository for all games the player has unlocked during gameplay.

All imagery in Retro World will employ a proprietary 2.5D photo-realistic, multi-plane art style. All images in the game will be derived from photographs—authentic photographs from the specific eras—including magazine ads, retail catalogs, stock imagery and licensed celebrity imagery.

Surprise celebrity character images have been licensed for inclusion in Retro World stories. To date, we have secured the rights to feature images of Marilyn Monroe, John Belushi and Elvis Presley in Retro World episodes. However, we intend to have a surprise twist to the casting of the celebrities by recasting them in, new, out-of-character roles. For example, while players may expect Marilyn Monroe to be a glamorous starlet, she will instead be cast in an unexpected role, such as a local school teacher, and Elvis Presley, complete with cape and diamond glasses, may be cast as an undercover policeman working the streets, rather than a rock star. We believe that these celebrity appearances will serve as strong viral hooks.

Retro World players will have many avenues for personalization and self-expression. Players can create and customize for both personal satisfaction and, if they so choose, to share their achievements, creations, memories, and opinions with their friends, including owning homes to decorate and cars to accessorize. There will be a recognition system for earning achievements in the game, in the form of collectible badges.

Retro World and the other products in the Retro World line will all be free-to-play. Revenues will be generated through the sale of virtual goods, advertising, premium sponsorship and subscriptions that allow easy access to new content.

Retro World is scheduled to launch during our fiscal 2012 second quarter ending December 31, 2011. It will be a living product that will continuously evolve and grow, with new content expected to be delivered episodically every four to six weeks.

Future Products

Applying the Heyday Process to licensed historical content will allow us to take any familiar linear content and turn it into an interactive game. We plan to license popular TV show content from past decades and employ them into the Heyday Process in an entirely new way. Players will not only rediscover their favorite old TV shows, they will be able to become a part of them, controlling the stories, embarking on quests and playing fun and addictive casual mini-games that will be integrated into the episodes of the original shows.

In the future, we also plan to license content from movies, cartoons, soap operas and sports games to use in the Heyday Platform.

Markets

Since the inception of the Internet, the way people use, communicate and socialize on the Internet has continued to evolve. Interactive games have always been a leading activity on the Internet but they are even more so today, even exceeding the time spent on email. During the past decade, social networks, primarily Facebook, have become the dominant social network platform, enabling people to connect online, share information and share experiences with their families and friends. According to a global research study among 2800 internet users from Insites Consulting, there were close to one billion users of social networks in 2010 and over one billion users in 2011. In July 2011, according to Facebook, it had over 750 million active users. We believe that it is likely that the global market for cross-platform social games will continue to expand rapidly as more people use social networks and mobile devices. Millions will discover for the first time the addictive fun and ease of use of online games, games that can not only be played alone, but with friends all over the world.

The 40+ demographic is among the fastest growing user groups of Internet, social networks, social games and mobile devices, and its members spend more money online than many of the younger demographics combined. Our new social game lineup will specifically target this demographic, combining familiar imagery, music and stories with highly interactive adventure and casual game dynamics. Retro World, and the entire Retro World line of products, will be distinguishable from all other games in the social game marketplace because they will target the rapidly expanding, yet underserved, boomer demographic, allowing them to relive the excitement of their “heydays.”

Distribution

Our box and jewel case products are distributed primarily by third party distributors to retailers throughout North America, including Wal-Mart, Target Stores, Best Buy, the office superstores and others.

Retro World and the Retro World line of products will be distributed on social networks, mobile platforms such as iOS and Google Android, and the open web. We expect to use established online marketing and advertising strategies to acquire new users on social networks, namely Facebook.

Competition

We face significant competition in every aspect of our business. The vast majority of our competitors, most notably Zynga, possess far greater resources then we do. Today, the social game sector is intensely competitive and is evolving rapidly. We will compete against other social game developers for the leisure time, attention and discretionary spending of players. Competitive factors include the quality of player experience, brand awareness, reputation, access to distribution channels and the financial resources for marketing. Based on these factors, we believe we have the ability to compete favorably. However, our competitors may develop more compelling or better marketed content, which could adversely affect our ability to retain current players and attract new players. Better funded competitors, including companies of which we may be currently unaware, might take better advantage of social networks then we could with our limited resources.

We face competition from other game developers for social networks such as Facebook, with game developers, such as Rovio, already well-established in the mobile market, from game developers on the open web and videogame developers, and from other forms of non-interactive entertainment and media. We also potentially face competition from large technology and media companies with significant online presences who are just beginning to enter the social gaming market, including companies such as The Walt Disney Company, Amazon.com, Inc., Google, Inc., Microsoft Corporation, Facebook, Inc. and Yahoo!, Inc.

We also compete for the leisure time of our players with providers of other forms of Internet and mobile entertainment, including social networking, online casual entertainment, streaming video outlets, digital books and music.

Intellectual Property Rights

We rely primarily on a combination of patent, trademark, copyright, trade secret and other proprietary rights laws, license agreements, third-party nondisclosure agreements, employee invention and confidentiality agreements and other methods to protect our proprietary rights. United States copyright law, international conventions and international treaties, however, may not provide meaningful protection against unauthorized duplication or infringement of our software. Policing unauthorized use of an easily duplicated and broadly disseminated product such as videogame software is very difficult. Software piracy is expected to be a persistent problem for the software industry for the foreseeable future, but it is not a problem for games distributed on social networks since the software resides on our servers under our control.

Historically, most of our published software titles have been licensed from independent PC software game developers, and in such case we did not acquire the copyrights for the underlying content. These licenses are typically limited to use of the licensed rights in products for specific time periods. While we may have renewal rights for most of our content licenses, the publishing of our externally developed products is dependent on our ability to continue to obtain the intellectual property rights from these third parties on mutually agreeable terms and at satisfactory contractual rates. We have used independent contractors to develop our own titles under agreements that provide us with ownership rights to these titles. We have filed copyright and trademark applications for many of the game titles we have developed that we own and plan to continue to file these applications as needed to protect our intellectual property rights in those titles.

Videogame developers and publishers are subject to infringement claims, and there has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. When claims or litigation, with or without merit, are brought against us, such claims can and have been costly and result in a diversion of management’s attention and our financial resources, which could have a material adverse effect on our business, operating results and financial condition. We can and have incurred substantial expenses in evaluating and defending such claims, regardless of the merit of the claims. In the event that there is a determination that we have infringed on a third party’s intellectual property rights, we could incur significant monetary liability and be prevented from using these rights in the future.

We are currently creating, and intend to create in the future, more intellectual property, in addition to the intellectual property rights we have obtained through licenses and service agreements with third parties. These licenses typically limit our use of the intellectual property to specific uses and for specific time periods. We intend to actively seek patent protection covering our inventions and to acquire patents we believe may be useful or relevant to our business. We currently have one patent pending.

Internet companies, and companies engaged in game, social media, technology and other industries may own large numbers of patents, copyrights and trademarks and may frequently request license agreements, threaten litigation or file suit against us based on allegations of infringement or other violations of intellectual property rights. From time to time, we have faced, and we expect to face in the future, allegations by third parties, including our competitors and non-practicing entities, that we have infringed their trademarks, copyrights, patents and other intellectual property rights. As we face increasing competition and as our business grows, we will likely face more claims of infringement.

Government Regulation

We are subject to many laws and regulations that affect companies conducting business on the Internet, many of which are still evolving and could be interpreted in ways that could harm our business. In the United States and internationally, laws relating to the liability of providers of online services for activities of their users and other third parties are currently being tested by a number of claims, including actions based on invasion of privacy and other torts, unfair competition, copyright and trademark infringement, and other theories based on the nature and content of the materials searched, the ads posted, or the content provided by users. Any court ruling or other governmental action that imposes liability on providers of online services for the activities of their users and other third parties could harm our business.

We are also subject to federal, state and foreign laws regarding privacy and protection of player data. We post our Privacy Policy and Terms of Service online, in which we describe our practices concerning the use, transmission and disclosure of player data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. In addition, the interpretation of data protection laws, and their application to the Internet is unclear and can change rapidly. There is a risk that these laws may be interpreted and applied in conflicting ways from state to state, country to country, or region to region, and in a manner that is not consistent with our current data protection practices. Complying with these varying international requirements could cause us to incur additional costs and change our business practices. Further, any failure by us to adequately protect our players’ privacy and data could result in a loss of player confidence in our services and ultimately in a loss of players, which could adversely affect our business. In addition, because our services are accessible worldwide, certain foreign jurisdictions have claimed and others may claim that we are required to comply with their laws, including in jurisdictions where we have no local entity, employees, or infrastructure.

Product Development

Our product development expenses for the years ended June 30, 2011 and 2010 were $859,000 and $931,000, respectively. Product development expenses consist of: personnel costs related to product development, product management, content acquisition, quality assurance testing, packaging design, and website design and administration, along with outside services for product ratings, language localization, and quality assurance testing.

Retro World Product Development Process

Our new social game is built on the Heyday Platform. The Heyday Platform is an original client/server game engine. The Heyday Platform provides player access in a graphical interface form to specific functionality built into the platform such as avatar selection, player owned inventory management, and player scoreboards and achievements. Presentation content consists of movie files in various file formats that contain presentations, interactive moments or full mini-games. Our social game content is dynamically deployed within and under the control of the Heyday Platform. It consists of an initial set of movies, animations, game art, and a server-side defined world, which can be designed to be expanded on over time by adding more content.

Packaged Retail Product Development

For our packaged retail game products, our product development and sales teams meet regularly to review new product opportunities, discuss new competitive products and recent market data, develop strategies for new products and review the status and performance of current titles.

The content for our new social game products, as well as our packaged retail products, is either developed by independent contractors under work-for-hire agreements, so that we own the content that is developed, or licensed from independent developers who retain ownership of the content and receive royalty payments from us, based upon net revenues recognized for titles containing their content.

Employees and Independent Contractors

At September 30, 2011, we had sixteen full-time and three part-time employees, of which eight were employed in product development, three in sales, marketing and customer support, and eight in operations, finance and administration. In addition, we regularly utilize independent contractors in connection with our product development activities. No employees are represented by labor unions, and we have never experienced a work stoppage.

ITEM 1A. RISK FACTORS

Our business is subject to many risks and uncertainties that could affect our future financial performance. If any of the events or circumstances identified below occurs, our business and financial performance could be adversely impacted, our actual results could differ materially from our expectations and the market value of our common stock could decline. Also, there may be additional risks and uncertainties that we are not currently aware of or that we currently do not believe are material that may negatively impact our future business and financial performance.

We have incurred net losses for the last seven fiscal years. During the past seven fiscal years, we have funded our business activities from cash generated from operations as well as private offerings of our securities to investors. If we are unable to achieve profitability in the near future or raise additional funds, we will not be able to continue to fund our operations at their current levels. Our accumulated deficit at June 30, 2011 was $13,723,638. Our operations today are subject to all of the risks inherent in the operation of a thinly-capitalized small business in a highly competitive industry dominated by much larger and financially stronger competitors. The risk of business failure for a company such as ours is even greater in the current economic environment, with weak retail sales and decreased consumer spending. The primary risks we face include the failure of our products to achieve commercial success; competition from other products; and unanticipated costs and expenses associated with product development, distribution, sales or marketing. Our future success will depend on our ability to become profitable in the development, marketing, distribution and sales of our current and future game products.

We do not expect to become profitable in the near future, so our ability to continue to operate depends upon attracting additional outside funding. Based upon our current product development spending and the revenues we are generating from our existing retail and Internet PC game sales, we will need additional outside funding to continue operations. Our current financial condition and the net losses we have incurred in the last seven fiscal years, combined with the current economic climate and credit crisis, could adversely affect our ability to obtain additional financing. Additionally, we may only be able to raise needed funds on terms that would result in significant dilution or otherwise be unfavorable to existing shareholders. The amount of this dilution may be substantially increased if the price of our common stock has declined from its current levels at the time of any financing or if we are forced to finance on terms that materially favor new sources of capital at the expense of existing shareholders, an occurrence which we expect will occur to some and possibly a meaningful degree. Our inability to secure additional funding when needed, or generate adequate funds from operations, would adversely impact our company’s ability to continue its operations.

The success of our new social game on Facebook is critical to the success of our business. Our new social game that we are developing is expected to primarily be distributed, marketed and promoted on Facebook, and will utilize Facebook’s payment platform. We expect to generate a substantial portion of our future revenue from our new social game through the Facebook platform. However, Facebook may change its fee structure, add fees associated with access to and use of the Facebook platform, change how the personal information of its users is made available to application developers on the Facebook platform or restrict how Facebook users can share information with friends on their platform, which could affect the success of our game. Our inability to achieve success on this platform would materially harm our business and adversely affect the value of our common stock.

We may not be able to continue to fund the development of game titles. We have been using funds from our operations, as well as funds raised in private offerings of our securities, to pay for the development of our new game titles, including our new social game. During fiscal 2011, we did not achieve the financial return on this investment in product development that we had expected. As of June 30, 2011, less than half of the game titles we have developed in the last two fiscal years have generated a combination of cash received and/or revenues earned in excess of the development costs for these titles. Our inability to fund the development of our new social game would adversely impact our future business and financial performance.

The social game industry is rapidly growing and changing, which makes it difficult for us to predict and evaluate our business prospects. The growth of the social game industry and the level of demand and market acceptance of our new social game are subject to uncertainty, and our future operating results will depend on many factors affecting the social game industry, many of which are beyond our control. These factors include: the continued use and adoption of the Facebook platform by users in our target demographic; changes in consumer preferences, and the popularity and availability of other game and entertainment platforms; continued use and growth of personal computers, high-speed Internet, mobile devices and platforms; and general economic conditions. We also have no way of knowing in advance which features of our new social game may be more compelling to consumers, making it difficult to decide where our product development plans should focus as we create future episodes of our new social game. If the popularity of social games were to decline, this could also significantly harm our business.

Our business strategy has recently changed, to focus on developing and marketing a new social game for Facebook and other social platforms, and we have no operating history with this new business strategy, making it challenging to evaluate our future financial results and prospects. We initiated our new strategy when we acquired Heyday Games in June 2011, and with our new game not yet launched we have no internal experience for projecting our future financial results or the performance of new games. Our new business model is based on offering games that are free to play, and will rely on advertising, sponsorships and players paying for virtual goods to monetize the game. If players of our new social game do not choose to pay for virtual goods, this would significantly affect our future financial prospects and business.

With our limited current funding, we expect to only have the ability to release one version of our game during fiscal 2012, and future expansions of content will depend on either raising additional capital or generating income from our business. Our growth and continued business viability depends on our ability to consistently launch new expanded content for our social game as well as other derivatives that are consistent with our business strategy. Additional content development requires engineering, marketing and other resources to develop, launch and sustain our game and future expansions of our game, and we cannot estimate with certainty what these costs will be. Our ability to successfully launch, sustain and expand games and attract and retain players largely depends on our ability to: respond to game player interests and preferences, respond to competitive changes in the social game market; retain, motivate and hire additional talented employees with the skills to create new game content, minimize delays in the launch of new game content and server downtime. It is difficult to anticipate player demand. If we do not successfully launch games that attract and retain a significant number of players and extend the life of our existing games, our market share, reputation and financial results will be harmed.

The consumer entertainment market is highly competitive and changes rapidly. A constantly increasing number of game titles on multiple gaming platforms are competing for consumers’ entertainment spending dollars. Retailer changes to shelf space allocations, such as the reductions in retail shelf space for PC games, are expected to continue to negatively affect our future revenues and operating results. The competition for product placement on key social networks continues to intensify. Competition also results in greater leverage for social networks, retailers, distributors and Internet game sites in negotiating terms of sale, including revenue shares, marketing costs, price markdowns, product return policies and purchase prices, and our larger competitors may have more leverage than we do to negotiate better terms than we do. If our competitors develop more successful products than ours, offer competitive products at lower price points than ours, or if we are unable to develop consistently high-quality and well-received products, then our net revenues, operating results, and financial condition will decline.

Our operating results fluctuate from quarter to quarter, which makes our future operating results uncertain and difficult to project. Our quarterly operating results have varied significantly in the past and will likely vary significantly in the future depending on numerous factors, many of which are not under our control. Comparative sequential and year-to-year quarterly operating results may provide little meaningful information or guidance because of our relatively small size and the impact on our net revenues resulting from the timing of purchase orders from software retailers and distributors and other changes in market forces. Fluctuations in quarterly operating results will depend upon many factors including, but not limited to:

•	the timing of launch of our new social network game title and future content related to that game;

•	the competitive game titles being offered within the core gaming genres in which we compete;

•	timing and the amount of product development and marketing expenditures required to bring future products to market; and

•	the seasonality of retail PC game markets.

If retailers decide not to sell our retail packaged goods products, or substantially reduce the number of our titles that they sell during the key holiday selling season, our net revenues would decline and our operating results would be adversely affected. If we miss product deliveries during these key selling periods, or if our products are not ready for shipment to meet these critical selling periods, our net revenues and operating results would also be adversely affected. Additionally, if our products do not get adequate distribution into the major North American software retailers’ stores or do not sell-through to consumers during these key selling periods, our financial results for the entire fiscal year would be adversely affected.

Our business is dependent on commercially viable content acquisition and licensing arrangements. Our new social game utilizes content developed from numerous sources, ranging from celebrity images to independently developed music. Our success in introducing new content for our social network game depends on our ability to maintain relationships and enter into new product acquisition and licensing agreements on favorable terms. If we are not able to obtain quality content on commercially viable terms, this would adversely affect our business and financial results.

Our current or future competitors may develop products that are comparable or superior to ours. Our competitors may offer more commercially acceptable products or adapt more quickly than we do to new technologies or evolving customer requirements. Our competitors will typically have much greater financial resources to spend on product development, marketing, promotions, and licensing than we do. Competition has continued to intensify as our industry has consolidated, since we have remained a small company and most of our competitors have either grown larger or have gone out of business. In order to be successful in the future, we must be able to respond to technological changes, customer preferences and competitors’ current products and innovations as well as or better than our competitors. We may not be able to compete effectively in this market, which would adversely affect our operating results and financial condition.

Becoming a public reporting company again requires resources, expertise and a time commitment by us and our management and board of directors, and this could affect our commercial viability and stock price. When we voluntarily deregistered as a public company in 2006, we did so because of the tremendous financial and management resources that were required to maintain the accounting and reporting obligations imposed by the Securities Exchange Act of 1934, as amended, or the Exchange Act, and other applicable securities rules and regulations. As a public company, compliance with these rules and regulations will increase our legal and financial compliance costs, increase the rates for director and officer liability insurance, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file with the SEC annual, quarterly and current reports with respect to our business and operating results. Although we believe it is in our and our shareholders’ best interests to become a public company again , the costs to do so, both in terms of financial costs and the management time and effort required, could prove to be too difficult for us to manage with our limited financial and human resources, and could have an adverse impact on our operating results.

If we cannot implement and maintain effective internal control over financial reporting, this could adversely affect the accuracy and timeliness of our future financial reporting. If we cannot implement and maintain adequate internal controls for financial reporting, or if our auditors are unable to express an opinion as to the effectiveness of our internal controls as will be required pursuant to the Sarbanes-Oxley Act, investor confidence in the accuracy of our financial reports may be impacted or the market price of our stock could be negatively impacted.

Our common stock has experienced low trading volumes and unpredictable volatility on the OTC Pink Market, which may continue even if our shares are traded on the OTCBB. Our shares of Common Stock are currently traded on the OTC Pink Market under the symbol EGAM, and we currently do not qualify for listing on any of the major exchanges, such as Nasdaq or the American Stock Exchange. Many stocks traded on the OTC Pink Market – including our stock – have experienced significant price and trading volume fluctuations. These fluctuations are often unrelated or disproportionate to the operating performance of the companies. Our stock price may be adversely affected by such fluctuations, regardless of our operating results. Additionally, many common stocks traded on the OTC Pink Markets are thinly traded, such as our common stock, which can make it difficult to sell shares of our common stock. After this registration statement becomes effective, we will be an SEC reporting company in compliance with the OTCBB’s requirements and will be in a position to seek a market maker. There is no guarantee that we will be successful in achieving or maintaining our compliance or a market maker. Even if our common stock trades on the OTCBB, there is no assurance that the volume of trading in shares of our common stock, or the prices at which our shares trade, will improve. Poor liquidity in our shares will adversely impact our share price and our ability to raise capital and the terms on which we can raise capital.

We may have difficulty protecting our intellectual property rights. We either own or have licensed the rights to copyrights for our product content. We may not have sufficient financial, legal and administrative resources to adequately protect our intellectual property rights, and our existing or future copyrights, trademarks, trade secrets or other intellectual property rights may not be of sufficient scope or strength to provide meaningful protection or commercial advantage to us. If we are not able to sufficiently protect our intellectual property rights, this would have an adverse effect on our business and operating results and on the overall value of our company.

We may incur substantial expenses and be required to use our internal resources to defend infringement claims, and settlements may not be favorable or attainable. We may from time to time be notified that we may be infringing on the intellectual property rights of others. The new social game we are developing uses content from many different sources, as well as content that we develop internally, and any of this content may give rise to claims of infringement. In past years, we have incurred significant defense costs and utilized substantial internal resources in defending trademark and copyright claims and lawsuits. Other third parties may initiate infringement actions against us in the future. Any future claim could result in substantial costs to us, and diversion of our limited resources. As the result of any court judgment or settlement we may be obligated to cancel the launch of a new game, stop offering certain features, pay royalties or significant settlement costs, purchase licenses or modify our games and features while we develop substitutes. Our failure to obtain necessary licenses or other rights, or the initiation of litigation arising from any future claims, could materially and adversely affect our operating results.

Competition is intense in the social game industry and barriers to entry are low. The social game industry is highly competitive, with low barriers to entry, and we expect more companies to enter the sector and a wider range of social games to be introduced. Our competitors that develop social games for social networks are likely to be much larger than we are and have greater financial resources than we do, including large publicly-traded companies such as Electronic Arts Inc. and The Walt Disney Company and privately-held companies such as Crowdstar, Inc. and Vostu, Ltd. In addition, we have limited experience in developing games for social networks and other platforms and our ability to succeed on those platforms is uncertain. As we continue to devote significant resources to developing games for these various platforms, we will face significant competition from established companies that may have far greater experience and financial resources than we have.

We depend on key management and technical personnel. We rely on our management and other key personnel for the operation of our business, especially since we have so few employees. We are dependent upon the expertise and skills of several key technical, strategic, creative, engineering, marketing and product development employees, and there can be no assurance that we will be able to continue to retain, motivate and hire additional personnel. Failure to retain, motivate and hire qualified personnel could materially adversely affect our business and prospects.

If our new social game contains programming errors or flaws, this could harm our reputation or cause our games not to achieve market acceptance, which would adversely affect our operating results. Our new social game may contain errors, bugs, flaws or corrupted data, and these defects may only become apparent after it is launched, especially as we release new features under tight time constraints. If our consumers have a negative experience with our new social game, they may be less inclined to continue or resume playing or recommend our game to other potential players, which would negatively affect the success of new social game and our operating results.

Regulations regarding data privacy are evolving, which could affect our new social game and our ability to quickly scale it for monetization. The regulatory framework for privacy issues worldwide is currently changing rapidly. Practices regarding the collection, use, storage, transmission and security of personal information by companies operating over the Internet and mobile platforms have recently come under increased public scrutiny, causing federal agencies to review the need for greater regulation for the collection of information of consumer use of the Internet. If we are not able to quickly respond to changes in regulations that affect our new social game, our business could be adversely affected in the future.

When our new social game launches, the consistent and uninterrupted hosting by our third party technology provider will be important to the performance of our game and the satisfaction of our consumers. We will be using a third party vendor which we do not control to host and operate our new social game on Facebook and other open web applications. The failure of this third party vendor to provide consistent and uninterrupted hosting could materially impair the acceptance and success of our new game after launch. Ease of use and uninterrupted service are important factors in a social game’s market acceptance, so the failure of our third party hosting service to provide consistent service could materially harm our operating results. If our third party hosting service were to terminate its relationship with us, we might be unable to replace it in a timely fashion and it could adversely affect our operating results. In addition, there is no assurance as to the continued viability of this third party.

A significant part of our revenues currently are generated from a limited number of customers due to consolidation in the retail marketplace. We continue to have a concentration of customers consisting of a small number of large software distributors, retailers and licensees. During the year ended June 30, 2011, one customer, Navarre, represented 10% or more of our net revenues, accounting for $1,274,000, or 41% of net revenues, compared to the year ended June 30, 2010, when customers representing 10% or more of our net revenues were: Navarre, accounting for $1,370,000, or 38% of net revenues, and Ditan/Synergex, accounting for $409,000, or 11% of net revenues. During fiscal 2010, we terminated our relationship with Ditan/Synergex due to payment issues, and we have since entered into a new distribution relationship with Alliance Sales & Distribution to distribute our products in Canada to replace Ditan/Synergex. During fiscal 2011, Alliance Sales & Distribution represented $289,000 in net revenues, or 9% of net revenues, and zero net accounts receivable as of June 30, 2011. We believe that if we were ever unable to collect, in a timely manner, the net account receivables owed by our major software distributors and licensees, and in particular our net accounts receivables with Navarre, Alliance Sales & Distribution, Visicom and Fry’s, that could significantly impact our ability to meet our financial obligations and to fund our operations for the foreseeable future.

The shelf space retailers are allocating to value priced PC software games continues to shrink, which has had a significantly negative impact on our retail business. The reduced amount of shelf space being allocated to our category of products in retail stores during this fiscal year has continued to contribute to the decline in our net revenues compared to prior fiscal years. We continue to see indications that the amount of retail shelf space being allocated to PC software games is decreasing, and we expect this trend to continue negatively impacting our results for the foreseeable future unless we are able to capitalize on one of our other strategies, including: developing titles for social networks, increasing Internet, licensing, and virtual goods sales revenues. We cannot predict whether any of these other opportunities or strategies will be effective in increasing net revenues or in improving our financial condition or financial performance.

If our major software distributors or retailers are not able or willing to pay us within the normal course of business, this would materially harm our financial condition. Software distributors and retailers in the consumer entertainment PC software industry and in mass-market retail channels have experienced, and may in the future experience, significant fluctuations in their businesses and some of these companies have ceased operations. If any significant software retailer or distributor of our products experienced financial difficulties, became insolvent, or ceased operations, it would significantly harm our business, operating results and financial condition. Our revenues are typically made on credit, with terms that vary depending upon the customer and the nature of the product. We do not hold collateral to secure payment. We maintain an allowance for bad debts for uncollectible accounts receivable, if any, which we believe to be adequate. The actual allowance for bad debts required for any one customer’s account or on all of the accounts receivable in total, may ultimately be greater than our allowance for bad debts at any point in time. If any of our major software distributors, retailers, or licensees failed to pay an outstanding receivable, particularly Navarre and Alliance Sales & Distribution, our business, operating results and financial condition would be significantly harmed.

Price markdowns and product returns could materially reduce our net revenues and results of operations. Many of our distribution and retail relationships allow for product returns and price markdowns, although most of our net product revenues are related to consignment sales agreements, meaning we do not recognize the revenues from shipments of these products until these inventory units have sold through to consumers. For our non-consignment revenue customers, we establish allowances for future product returns and price markdowns at the time net revenues associated with retail product shipments are recognized. These allowances are based on many factors, including historical product returns and price markdowns, product sell-through results at retail store locations, field inventory at distributors’ warehouses and at retail stores, the length of time that products have been released at retail along with their estimated remaining retail life, outstanding return material and price markdown authorizations, the introduction of new and/or competing software products that could negatively impact the revenues of our products, and the extent to which our newer products with higher retail prices or unproven genres remain in the retail channel. Our revenues to these customers are reported net of product return and price markdown provisions made at time of product shipment. Since the allowances we establish for product returns and price markdowns are estimates, actual product returns and price markdowns could ultimately exceed our established allowances for these anticipated amounts, which would negatively impact our results of operations.

We may experience risks related to our international revenues and distribution efforts. International net revenues, primarily consisting of licensing revenues, represented $91,000, or 3% of net revenues for the fiscal year ended June 30, 2011, compared to $202,000, or 6% of net revenues for the fiscal year ended June 30, 2010. We anticipate that in fiscal 2012 our international business will continue to decline and be transacted primarily through third-party licensees, which is subject to risks not applicable to our domestic business, including: varying regulatory requirements; difficulties in managing foreign distributors; potentially adverse tax consequences; and difficulties in collecting delinquent accounts receivable. Additionally, because our international business is concentrated among a small number of third-party licensees, the business failure of any one of these licensees, and the resulting inability for us to collect the related outstanding licensing receivable, could have a material adverse effect on our financial condition.

ITEM 2. FINANCIAL INFORMATION

Management’s Discussion and Analysis or Plan of Operation

FORWARD-LOOKING STATEMENT SAFE HARBOR

This registration statement contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the “1995 Reform Act”). All statements made in this registration statement, other than statements of historical fact, including statements regarding industry prospects and future results of operations or financial condition, are forward looking and are intended to be made pursuant to the safe harbor provisions of the 1995 Reform Act. We use the words “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “may” and similar expressions to identify forward-looking statements. These forward-looking statements are subject to business volatility, economic risk and world events, which are inherently uncertain and difficult to predict. Our actual results could differ materially from management’s expectations due to such risks. We will not necessarily update information if any forward-looking statement later turns out to be inaccurate. In particular, these forward-looking statements include, among others, statements about:

•	the development of our own proprietary game titles for distribution on social networks and other platforms;

•	our plan to debut our new social game in the second quarter of fiscal year 2012, with additional content that will extend the brand into new genres in subsequent releases;

•	our expectation that during fiscal 2012, our revenues from consignment and sell-through agreements will continue representing the majority of our net traditional product revenues;

•

our expectation that during fiscal 2012, we will continue seeking North American retail placement for both retail boxed game titles and jewel case titles, while we also aggressively pursue the distribution and monetization of our new social game;

•	our intention to continue to place our PC games on the most popular Internet game portals and to place top-selling third party titles on our own game portal;

•	our anticipation that our provision for product returns and price markdowns, as a percentage of gross product revenues, will continue to remain less that 10% during fiscal 2012;

•

our expectation that during fiscal 2012, all of our product development expenses will be incurred in the development of our new social games on the Heyday Platform, and that these costs will significantly increase, depending on our ability to raise additional capital;

•	our expectation that selling, general and administrative expenses will significantly increase during fiscal 2012; and

•	our evaluation of alternatives to secure outside financing sufficient to support the operating requirements of our current business plan.

The following important factors, as well as those factors discussed under “ Risk Factors” beginning on page 8 in this registration statement, could cause our actual results to differ materially from those indicated by the forward-looking statements contained in this registration statement:

•	our ability to raise additional capital to fund the development of our new social game;

•	our ability to successfully market and distribute our new social game on Facebook;

•	the market acceptance and successful monetization of our new social game and our products at retail stores, and on the Internet;

•	the decline in shelf space allocated to our products at retail;

•	our ability to continue collecting timely receivable payments from our major customers, especially our primary distributors;

•	our ability to maintain acceptable payment terms with our trade vendors;

•	the extent of declines in toolbar installations from declining sales of our game titles wrapped with the eGames toolbar;

•	increased competition from other social game developers and publishers;

•	the amount of price markdowns granted to retailers and distributors;

•	our ability to accurately estimate the amount of product returns and price markdowns that will occur and the adequacy of the allowances established for such product returns and price markdowns;

•	our ability to control the development, promotional, manufacturing and distribution costs of our game titles;

•	our ability to retain a sufficient number of knowledgeable employees to operate our business;

•	consumers’ continued demand for social network games and spending on virtual goods;

•	increased competition in the social game industry; and

•	various other factors, many of which are beyond our control.

About Entertainment Games, Inc. (formerly eGames, Inc.)

Entertainment Games is a Pennsylvania corporation incorporated in July 1992 that develops, publishes, markets and sells casual games for social networks, the PC, Nintendo DS and Wii, the Apple iPhone, and the Internet. Historically, we have focused on publishing casual software games for the PC platform, and selling the greatest volume of our PC games in major mass-merchant retail stores in North America. We now publish third-party PC game titles and are now developing our own proprietary game titles for distribution on social networks and other platforms.

In North America, our PC games are distributed to retail stores primarily through third-party software distributors that service the major mass-merchant retailers, while our Nintendo DS and Wii games are published and distributed worldwide by third-party publishers. In territories outside North America, we license our PC games to third-party software distributors that are responsible for the manufacture and distribution of our PC games within specific geographic territories. We market and sell our packaged PC game titles under the eGames™ brand.

Significant Trends and Events in our Business

Current Business Model

Historically we primarily focused on developing and publishing PC game titles for large national North American retailers. Recognizing the rapid growth and popularity of social network games, we acquired Heyday Games, a producer of cross-platform social game content, in June 2011. With the purchase of Heyday Games, we acquired the Heyday Platform and hired Heyday Games’ co-founders Eugene Mauro and F.J. Lennon as our President and COO and Chief Creative Officer, respectively. As a result of the acquisition, we have turned our focus to developing and publishing innovative social games on our proprietary Heyday Platform for social networks such as Facebook and Google+, mobile devices and the open web. Our goal is to become a trusted provider of high-quality, fun, easy-to-use social games. To achieve this goal, we have assembled a team of employees and independent contractors with experience in engineering, game design and development, graphics, animation and music to develop a new social game concept targeted at what, we believe, is an underserved market in social games: the 40+ demographic. Our social game is designed to enable this audience to relive their “heyday” with family and friends. We plan to debut our new social game in the second quarter of fiscal 2012, with additional content that will extend the brand into new genres in subsequent releases.

History and Background

Prior to fiscal 2007, the majority of our published titles were PC games licensed from third-party game developers and we therefore incurred lower product development costs on those titles. During fiscal 2007, we began to significantly expand the development of our own proprietary PC game titles by using independent contractors under work-for-hire agreements. During fiscal 2009, 2010 and 2011, we completed the development of eleven proprietary PC game titles. These titles were released on the Internet for consumers to download, and/or have been distributed internationally via third-party licensing agreements and domestically at retail stores, either directly or through third party licensees.

In December 2009, we began development of a free-to-play game for release on social networking websites offering virtual goods sales and banner advertising, targeting the largest social networks in Brazil. The game, Burger Island

Social, was released during April 2010 on social networks in Latin America but is no longer being distributed due to a termination of our distribution relationship in that market. With the acquisition of Heyday Games, we are no longer focusing on the Latin American market, but are now focused on the North American audience of social network consumers.

Product development expenses consist of personnel costs related to product development of company-owned titles, product management, content acquisition, quality assurance testing, packaging design, website design and administration and outside services for product ratings, language localization and quality assurance testing.

The content for our products, including our new social game products as well as our packaged retail products, is either developed by independent contractors under work-for-hire agreements under which we own the content that is developed (which costs are reflected in the Statements of Operations as “product development expenses”), or licensed from independent developers who retain ownership of the content and receive royalty payments from us (which costs are reflected in the Statements of Operations as “cost of revenues”) based upon net revenues recognized for titles containing their content.

Critical Accounting Policies and Estimates

Our significant accounting policies and methods used in the preparation of the Financial Statements are discussed in Note 1 of the Notes to Financial Statements. We believe our policies for revenue recognition, inventory valuation and recoverability of advanced licensing and royalty payments require us to make significant judgments and estimates that could materially affect the amount of revenue we recognize, the cost of revenues we expense and the reported net values for inventory, accounts receivable and prepaid and other current assets. Our discussion and analysis of our financial condition and results of operations are based upon our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make judgments and estimates that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We evaluate our estimates for product returns, price markdowns, customer bad debts, inventory obsolescence, recoverable values of advanced licensing and royalty payments, income tax expense, contingencies and litigation risks on an ongoing basis. We base our estimates on historical experience and on various other factors and assumptions that we believe are appropriate. Actual results may differ from these estimates under different assumptions or conditions.

Revenue Recognition (Net Revenues, Product Returns and Price Markdowns)

We evaluate revenue recognition based on the criteria set forth in FASB ASC 985-605, Software: Revenue Recognition and Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as revised by SAB No. 104, Revenue Recognition. We evaluate and recognize revenue when all four of the following criteria are met:

•	Evidence of an arrangement. Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present.

•

Delivery. Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is generally considered to occur when the download is made available.

•	Fixed or determinable fee. If a portion of the arrangement fee is not fixed or determinable, we recognize revenue as the amount becomes fixed or determinable.

•

Collection is deemed probable. We conduct a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if we expect the customer to be able to pay amounts under the arrangement as those amounts become due. If we determine that collection is not probable, we recognize revenue when collection becomes probable (generally upon cash collection).

We distribute the majority of our products through third-party software distributors to the major North American mass-merchant retailers and directly to certain North American PC software retailers. The distribution of our products is governed by purchase orders, distribution agreements or direct sale agreements, most of which allow for product returns and price markdowns and have shipping terms of FOB destination. For product shipments to software distributors and retailers having non-consignment terms, we record a provision for product returns and price markdowns as a reduction to gross revenues at the time the title of our product transfers to the distributor or retailer.

However, if we determine that the underlying terms of a retailer’s or distributor’s purchase order, distribution or sales agreement do not qualify as a sale, or if we determine that we are not able to estimate an appropriate provision for product returns and price markdowns for any retailer or distributor, we then recognize revenues for product deliveries to these retailers or distributors on a consignment basis (revenue is reported to the extent that the software distributor or retailer has reported to us that our product has sold through to consumers).

During fiscal 2011, we continued to recognize a substantial portion of revenue on a consignment basis. Revenues from product shipments pursuant to these types of agreements are only recognized to the extent that the distributor or retailer has reported to us that our product has sold through to consumers. For the years ended June 30, 2011 and 2010, revenues recognized under these consignment and sell-through agreements were $1,356,000 and $1,492,000, respectively, and represented 72% and 69%, respectively, of net traditional product revenues. We anticipate that during fiscal 2012, our revenues from consignment and sell-through agreements will continue representing the majority of our net traditional product revenues.

Key Assumptions

Our provision for anticipated product returns and price markdowns is based on the assumptions we make after evaluating various factors, including: our analysis of historical product return and price markdown results; current product sell-through activity at retail store locations; current field inventory quantities at distributors’ warehouses and at retail store locations; the length of time that products have been released at retail along with their estimated remaining retail life; the introduction of new and/or competing software products that could negatively impact the revenues of our current products; and outstanding return material and price markdown authorizations.

The adequacy of our allowance for product returns and price markdowns is reviewed throughout each reporting period and any necessary adjustment to this allowance is reflected within the current reporting period’s provision for product returns and price markdowns. Significant management judgments and estimates must be made and used in order to determine how much revenue can be recognized in any reporting period. Material differences may result in the amount and timing of our revenue for any period if management’s judgments or estimates for product returns or price markdowns prove to be insufficient or excessive compared to actual results.

Inventory Valuation

Our inventory valuation policy requires management to make estimates and assumptions about the recoverability of the carrying value of inventory as of the end of each reporting period and cost of revenues expensed during each reporting period. The individual components of our software titles that are usually reflected in our net inventory valuation include some combination of the manufactured costs of: CD’s; DVD’s; jewel cases; box packaging; print materials; shrink-wraps; wafer-seals; assembly and other miscellaneous items particular to specific titles. Our inventory could be valued differently at the close of any reporting period and the amount of expense recorded as cost of revenues during any reporting period could differ, if management’s judgments or estimates for the impairment of inventory value (recorded through the provision for inventory obsolescence within our Statement of Operations) are insufficient or excessive when compared to actual results.

Key Assumptions

Our provision for inventory obsolescence is based on the assumptions we make after evaluating the remaining value of existing inventory units (consisting of unsold warehouse units, consignment units and estimated product return units remaining at retailers’ stores), which involves assessing the remaining product life of existing titles based on how long the titles have been released at retail; analyzing the trend of current product sell-through activity to consumers for existing titles; identification of competitors’ new products with greater capabilities or more recognizable brands that could replace or shorten the lifecycles of our existing titles; assessing the potential for litigation that may affect our ability to sell existing titles containing certain product content; monitoring expiration dates of licensing agreements with software developers for content within existing titles; and tracking the current market value for remaining units of discontinued titles based on recent revenues of similar products to inventory liquidators and discount retailers.

Although we attempt to accurately match production requirements of our products to forecasted consumer demand, at the end of a product’s lifecycle we usually have some level of excess inventory units that we will attempt to dispose of through the inventory liquidation channel. If we cannot liquidate such inventory, or if we are unable to sell any remaining units due to legal or other reasons, we would then write down the remaining inventory value to zero. The adequacy of our allowance for inventory obsolescence is reviewed throughout each reporting period, and any necessary adjustment to this allowance is reflected in the current reporting period’s provision for inventory obsolescence.

Advance Licensing and Royalty Payments

We make advance licensing and royalty payments to independent software developers and other licensors for the licensing of software content and intellectual properties for use within some of our PC software titles. These advance payments are initially classified on our balance sheet as “Prepaid and other expenses,” and are then usually expensed within the “Cost of revenues” category of our Statements of Operations at the greater of the contractual or effective royalty rate.

Key Assumptions

We continually evaluate the recoverability of our advance licensing and royalty payments by reviewing the information available about each title and the underlying licensed content in existing titles. In particular, we evaluate the potential future revenues of a title or subsequent titles containing the same licensed content based on current and potential revenue programs, along with historical sell-through results of a title and similar titles, if any, to consumers. For titles that have achieved distribution into their intended retail channels, we charge to cost of revenues the remaining costs we determine to be non-recoverable in future periods. In the rare circumstance that a title does not achieve distribution into its intended retail channels, we charge to product development expense the remaining costs we determine to be non-recoverable in future periods. Non-recoverable costs are expensed in the reporting period in which management determines that it is not likely that we will be able to recover these costs in future periods.

Results of Operations

The following discussion should be read together with our Financial Statements and Notes under Item 13 beginning on page 39. Amounts, other than percentages, discussed within the “Management’s Discussion and Analysis or Plan of Operation” have been rounded to the nearest thousand (“000”) dollars.

Year Ended June 30, 2011 Compared to the Year Ended June 30, 2010:

Net Revenues

Net revenues decreased by $518,000, or 14%, to $3,084,000 for the fiscal year ended June 30, 2011, compared to $3,602,000 for fiscal year 2010. This decrease in net revenues resulted from declines in North American product revenues, licensing revenues and Internet related revenues, which were partially offset by an increase in product liquidation revenues.

The following table represents our net revenues by distribution channel for the fiscal years ended June 30, 2011 and 2010:

Net Revenues by Distribution Channel

Years Ended June 30,
Distribution Channel	2011	%	2010	%	Increase (Decrease)	% Change
Traditional product revenues	$1,894,000	62%	$2,171,000	60%	($277,000)	(13%)
Licensing revenues	321,000	10%	497,000	14%	(176,000)	(35%)
Internet revenues	689,000	22%	849,000	24%	(160,000)	(19%)
Product liquidation revenues	180,000	6%	85,000	2%	95,000	112%

Totals	$3,084,000	100%	$3,602,000	100%	($518,000)	(14%)

Traditional Product Revenues

For the year ended June 30, 2011, traditional product revenues amounted to $1,894,000, representing a decrease of $277,000, or 13%, compared to the year ended June 30, 2010. The $277,000 decrease in traditional product revenues resulted from decreased distribution to North American retailers offering value-priced PC software games. During fiscal 2012, we intend to continue seeking North American retail placement for both retail boxed game titles at the $19.99 retail price point and jewel case titles at the $9.99 price point, while we also aggressively pursue the distribution and monetization of our new social game.

Licensing Revenues

We generate licensing revenues from sales made by third-party licensees under a series of licensing agreements covering both North American and international retail markets. For the years ended June 30, 2011 and 2010, we recognized licensing revenues of $321,000 and $497,000, representing 10% and 14%, respectively, of net revenues. This $176,000 decline in licensing revenues was traceable to our decision to discontinue internally developing PC game titles, which in prior years would subsequently be licensed throughout the world to various licensees. As a result, we anticipate our PC game licensing revenues to continue to decline in future reporting periods.

Internet Revenues

For the years ended June 30, 2011 and 2010, Internet revenues were $689,000 and $849,000, representing 22% and 24%, respectively, of net revenues. This $160,000 decrease in Internet revenues was traceable to a decline in revenues generated from: consumer installations of our game toolbar that is available with all of our published game titles; sales of casual PC games on www.egames.com; and sales of proprietary game titles distributed on third party game portals.

During fiscal 2012, we intend to continue to place our PC games on the most popular Internet game portals, and place top-selling third party titles on our own game portal at www.egames.com. We expect toolbar revenues to continue declining in fiscal 2012, as it did during fiscal 2011 compared to fiscal 2010. The primary factor contributing to this negative trend is increased competition from other toolbar providers.

Product Liquidation Revenues

For the years ended June 30, 2011 and 2010, product liquidation revenues were $180,000 and $85,000, representing 6% and 2%, respectively, of net revenues. Product liquidation revenues consist of product shipments of residual inventory titles that have been discontinued (in part or entirely) at traditional software retail stores because these titles had reached the end of their product lifecycles. As retailers continue to routinely change the assortment of software titles displayed on their store shelves, we expect to continue receiving discontinued titles back from retailers that will then need to be liquidated, along with any quantities of those titles remaining in our warehouse, through sales to third-parties at discounted prices and with no right of return.

Product Returns and Price Markdowns

Throughout each reporting period we continue to evaluate our product return and price markdown exposure for software units we have previously sold to software distributors and retailers, until physical units of our PC game titles are returned to us from software distributors or retailers, or until they sell through to consumers. During the years ended June 30, 2011 and 2010, our provision for product returns and price markdowns amounted to $113,000 and $12,000, or 5% and 1%, respectively, of related gross product revenues to software distributors and retailers.

We anticipate that our provision for product returns and price markdowns, as a percentage of product revenues, will continue to remain less that 10% during fiscal 2012 due to the majority of our product revenues being recognized as consignment revenues that do not need any such provision. Revenues for consignment related product shipments are not recognized until our product sells through to the end consumer, and, therefore, no provision for product returns or price markdowns is associated with these consignment revenues.

Revenue Incentives and Promotional Costs

For the years ended June 30, 2011 and 2010, our revenue incentives and promotional costs were $198,000 and $211,000, respectively, or 8% and 9%, respectively, of related product revenues. In order to maintain retail shelf space for our titles, we incur revenue incentives and promotional costs from software distributors and retailers, such as pricing rebates and slotting fees, which are recognized as reductions to gross product revenues. We plan to continue selling our products to software distributors and retailers that charge such fees, and, accordingly, we expect these types of costs to continue reducing our net revenues.

Cost of Revenues

Cost of revenues associated with publishing our PC games consists of product costs, royalty costs incurred with third parties for licensing product content or other intellectual properties, assembly costs, freight and handling costs, inventory obsolescence provision, reclamation fees and other costs.

The following table represents our cost of revenues for the years ended June 30, 2011 and 2010:

June 30, 2011	% of net Revenues	June 30, 2010	% of net Revenues	Increase (Decrease)	% Change
$ 1,706,000	55.3%	$1,461,000	40.6%	$245,000	16.8%

During the year ended June 30, 2011, cost of revenues increased by $245,000, compared to the year ended June 30, 2010. This $245,000 cost of revenues increase was caused by increases in product cost (due to a rise in low margin product liquidation shipments), the provision for inventory obsolescence (due to our lower of cost or market analysis of warehouse and field inventory requiring increased write-down of units related to game titles discontinued by major North American retailers), and freight costs due to a change in shipping terms with our Canadian distributor. These cost increases were partially offset by a decline in royalty costs due to lower effective royalty rates for titles sold during the reporting period.

Product Development

Product development expenses consist of personnel costs related to product development of our proprietary game titles, product management, content acquisition, quality assurance testing, packaging design and website design and administration, along with outside services for product ratings, language localization, and quality assurance testing.

The following table represents our product development expenses for the years ended June 30, 2011 and 2010:

June 30, 2011	% of net revenues	June 30, 2010	% of net revenues	Increase (Decrease)	% Change
$ 859,000	27.9%	$931,000	25.8%	($72,000)	(7.7%)

The $72,000 decrease in product development expenses for the year ended June 30, 2011 resulted from the reduction in the number of games under development during fiscal 2011. During fiscal 2010, we transitioned from developing games for the PC to creating games to be played on popular social networks in Latin America. During fiscal 2012, we expect that most of our product development expenses will be incurred in the development of our new social games on the Heyday Platform, and we currently expect these costs to significantly increase, depending on our ability to raise additional capital to fund product development. During fiscal 2012, we have already hired and expect to hire additional employees to support these new development efforts related to our new social games.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of personnel related costs, insurance costs, stock-based compensation expense, advertising and promotional fees, commission expense, depreciation expense and professional service fees for legal, accounting and public relations costs, as well as occupancy costs including rent, utilities and phones, and other administrative expenses.

The following table represents our selling, general and administrative expenses for the years ended June 30, 2011 and 2010:

June 30, 2011	% of net revenues	June 30, 2010	% of net revenues	Increase (Decrease)	% Change
$ 1,669,000	54.1%	$1,751,000	48.6%	($82,000)	(4.7%)

The $82,000 decrease in selling, general and administrative expenses for the year ended June 30, 2011 was due to savings across various expense categories. We expect selling, general and administrative expenses to significantly increase during fiscal 2012, as a result of hiring Eugene Mauro and F.J. Lennon as President/COO and Chief Creative Officer, respectively, in connection with the acquisition of Heyday Games in June 2011.

Intangibles Impairment (Recovery)

During fiscal 2010, we sold the intellectual property rights related to a previously written off game property for $150,000 in cash and recorded the transaction as an intangible recovery.

The following table represents our intangibles impairment (recovery) for the years ended June 30, 2011 and 2010:

June 30, 2011	% of net revenues	June 30, 2010	% of net revenues	Increase (Decrease)	% Change
$ - 0 -	0.0%	($150,000)	(4.2%)	$150,000	n/a

Interest Income (Expense), net

The following table represents our interest income (expense) net for the years ended June 30, 2011 and 2010:

June 30, 2011	% of net revenues	June 30, 2010	% of net revenues	Increase (Decrease)	% Change
($ 7,000)	(0.2%)	$-0 -	0.0%	($7,000)	n/a

Income Tax Expense (Benefit)

The following table represents our income tax expense (benefit) for the years ended June 30, 2011 and 2010:

June 30, 2011	% of net revenues	June 30, 2010	% of net revenues	Increase (Decrease)	% Change
$ - 0 -	0.0%	($47,000)	(1.3%)	$47,000	n/a

During fiscal 2010, we received a $47,000 federal income tax refund related to IRS rule changes regarding net operating loss carry-forwards.

Weighted Average Common Shares

The weighted average common shares outstanding on a diluted basis increased by 1,049,507 for the year ended June 30, 2011 to 13,718,943 from 12,669,436 for the year ended June 30, 2010. This 1,049,507 increase in the diluted basis calculation of weighted average common shares for fiscal 2011 resulted from the combination of: a full year’s weighting of common shares issued in connection with a private placement completed near the last quarter of fiscal 2010, combined with common shares issued in payment of quarterly dividends to holders of our preferred stock and common shares issued at the end of fiscal 2011 in connection with the acquisition of Heyday Games. Both years’ calculations of weighted average common shares outstanding on a diluted basis excluded common share equivalents based on their potential anti-dilutive impact on these years’ losses.

Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements. This guidance modifies the scope of FASB ASC subtopic 985-605, Software-Revenue Recognition, to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010. We adopted this standard effective July 1, 2010. The adoption of this standard did not have a material impact on our financial statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).” ASU 2011-04 explains how to measure fair value and intends to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. ASU 2011-04 will become effective prospectively for interim and annual reporting periods beginning on or after December 15, 2011; early adoption is not permitted for public entities. The standard will become effective for us in July 2012. We are currently evaluating the impact of ASU 2011-04 on our financial statements.

No other new accounting pronouncements issued or effective during fiscal 2011 have had or are expected to have an impact on our financial statements.

Liquidity and Capital Resources

	As of June 30,
	2011	2010	Change
Cash	$328,000	$626,000	($298,000)

Percent of total assets	10.0%	37.7%

	Years Ended June 30,
	2011	2010	Change
Net cash used in operating activities	($677,000)	($213,000)	($464,000)
Net cash used in investing activities	(12,000)	(2,000)	(10,000)
Net cash provided by financing activities	391,000	497,000	(106,000)

Net increase (decrease) in cash	($298,000)	$282,000	($580,000)

Changes in Cash Flow, Operating Activities

During the year ended June 30, 2011, we had $677,000 of net cash used in operating activities compared to $213,000 of net cash used in operating activities for the year ended June 30, 2010. The $677,000 of net cash used in operating activities for the year ended June 30, 2011 resulted from our $1,157,000 net loss in addition to cash uses from net inventory of $166,000 and from unearned revenues of $165,000. These cash uses were partially offset by non-cash expenses of $484,000 and cash sources from an increase in accounts payable of $250,000, and decreases in net accounts receivable of $54,000, and in prepaid and other current assets of $23,000.

Accounts Receivable, net

At June 30, 2011, net accounts receivable totaled $143,000, compared to $311,000 at June 30, 2010. This $168,000 decrease in net accounts receivable resulted from a $120,000 decrease in gross accounts receivable along with a $48,000 increase in the allowance for product returns and price markdowns.

Historically, we have been able to collect net accounts receivable in the ordinary course of business, but periodically we have experienced slowness in accounts receivable collections from software distributors, retailers and licensees, particularly since the world-wide economic downturn that began in fiscal 2008. Since we do not hold any collateral to secure payment from any of our customers and because most of our customers have the right to return products and receive price markdowns that can be used to reduce their receivable payments to us, the realizable value of our net accounts receivable is continually reviewed in order to help anticipate future liquidity issues that could result from our inability to collect a net receivable balance in the normal course of business.

Concentration of Customers

We continue to have a concentration of customers consisting of a few large software distributors, retailers and licensees. During the year ended June 30, 2011, we had one customer, Navarre, representing 10% or more of our net revenues, which accounted for $1,274,000, or 41% of net revenues, compared to the year ended June 30, 2010, when customers representing 10% or more of our net revenues were Navarre, accounting for $1,370,000, or 38% of net revenues, and Ditan/Synergex, accounting for $409,000, or 11% of net revenues.

During fiscal 2010, we terminated our relationship with Ditan/Synergex due to payment issues, and we have since entered into a new distribution relationship with Alliance Sales & Distribution to distribute our products in Canada to replace Ditan/Synergex. As of June 30, 2011, our net accounts receivable with Ditan/Synergex was zero as our allowance for product returns and price markdowns for Ditan/Synergex was equal to the gross accounts receivable from them. During fiscal 2011, Alliance Sales & Distribution represented $289,000 in net revenues, or 9% of net revenues, and zero net accounts receivable as of June 30, 2011.

We believe that our ability to continue collecting, in a timely manner, the net account receivable owed by our major software distributors and licensees, and, in particular, our net accounts receivables with Navarre, Visicom, Alliance Sales & Distribution and Fry’s, would significantly impact our ability to meet our financial obligations and to fund our operations for the foreseeable future.

Inventory, net

During the year ended June 30, 2011, our net inventory decreased by $125,000. This decrease in our net inventory value resulted from an $81,000 increase in our allowance for inventory obsolescence (due to our warehouse units of titles discontinued at North American retail locations being written down to product liquidation values) and a $44,000 decrease in gross inventory due to reduced distribution of our game titles.

Prepaid and other current assets

During the year ended June 30, 2011, our prepaid and other currents assets increased by $37,000, which related to the remaining financing costs associated with a note payable issued during fiscal 2011, which was partially offset by the remaining value assigned to a consulting agreement.

Accounts Payable

During the year ended June 30, 2011, our accounts payable increased by $250,000 due to an increase in royalties owed to third-party PC game developers through licensing agreements related to titles published by us. Our ability to pay our vendors in a timely manner has become significantly more difficult during fiscal 2011. For example, as of

June 30, 2011 our accounts payable invoices over sixty days old grew to $642,000, or 76%, of total accounts payable, compared to June 30, 2010 when our accounts payable invoices older than sixty days amounted to $428,000, or 72% of total accounts payable.

Unearned Revenues

During the year ended June 30, 2011, our unearned revenues decreased by $165,000 due to a reduction in the remaining balances of advance royalty payments we had received from various international licensees largely for our proprietary game titles for the PC and the Nintendo DS and Wii gaming systems.

Accrued Expenses

During the year ended June 30, 2011, our accrued expenses decreased by $32,000 due to a decrease in accrued marketing promotions, which was partially offset by an increase in accrued royalties.

Changes in Cash Flow, Non-Operating Activities

During the year ended June 30, 2011, we had $12,000 in net cash used in investing activities compared to the year ended June 30, 2010 when we had $2,000 in net cash used in investing activities. In fiscal 2011, net cash used in investing activities related to equipment upgrades.

During the year ended June 30, 2011, we had $391,000 in net cash provided by financing activities due to $400,000 in net proceeds from our issuance of a note payable as part of a financing agreement, along with $9,000 in repayments of that note payable.

During the year ended June 30, 2010, we had $497,000 in net cash provided by financing activities due to the net proceeds from our issuance of 1,000,000 common shares in a private placement.

Contractual Obligations and Commitments

We occupy a 5,000 square foot office facility located in Langhorne, Pennsylvania under an operating lease through September 30, 2012. We also occupy a 250 square foot office facility located in Montrose, California under an operating lease through November 30, 2011 and a 570 square foot office facility located in Woburn, Massachusetts under an operating lease through November 30, 2011. Additionally, we currently rent certain office equipment through various operating lease agreements. At June 30, 2011, we had future operating lease commitments of $117,000.

Under various licensing agreements with independent software developers, we are required to pay royalties for the use of licensed content in our products. Most of these licensing agreements require us to make advance licensing and royalty payments to these software developers prior to the time we recognize any net revenues of software titles containing this licensed content. At June 30, 2011, we had future commitments to pay $51,000 in advance licensing and royalty payments to various third-party licensors. We plan to fund our third party royalty payments from cash flows generated through operations.

In connection with our acquisition of Heyday Games, we agreed to pay up to $15,000 of Heyday’s legal fees incurred in connection with the organization of Heyday Games, certain intellectual property matters and the acquisition.

The following table represents a summary of our off-balance sheet contractual obligations and commitments at June 30, 2011.

Contractual Obligations

Fiscal Years Ending June 30,	Operating Leases	Advanced Licensing & Royalties	Acquisition related Commitment	Totals
2012	$65,000	$51,000	$15,000	$131,000
2013	23,000	- 0 -	- 0 -	23,000
2014	11,000	- 0 -	- 0 -	11,000
2015	9,000	- 0 -	- 0 -	9,000
2016	9,000	- 0 -	- 0 -	9,000

Totals	$117,000	$51,000	$15,000	$183,000

Liquidity Risk

We have incurred net losses of $1.2 million and $0.3 million, respectively, for fiscal years 2011 and 2010. During fiscal 2011, we continued to experience negative cash flow from operations largely due to our continued investment spending for product development of game titles for the PC, Internet and social networks, combined with the less than expected sell-through of our products at retail and on the Internet. Those facts, along with our lack of access to a bank credit facility, create an uncertainty about our ability to continue as a going concern. Accordingly, we are currently evaluating our alternatives to secure outside financing sufficient to support the operating requirements of our current business plan. As of October 31, 2011, we had approximately $64,000 in cash.

Our ability to achieve positive cash flow remains essential to our survival as a going concern since we do not have access to a credit facility. Achieving positive cash flow depends upon a variety of factors, including the timing of the collection of outstanding accounts receivable, the creditworthiness of our primary software distributors and retailers, consumer demand and monetization of our new social game products, and the costs of developing, producing, marketing and promoting our games titles. We continue to evaluate the appropriateness of all non-operational cash expenditures.

There are significant challenges that we will need to successfully manage in order to fund our operations in the future. Our most significant challenges will be to raise capital in a difficult economic environment, and monetizing our new social games in order to increase net revenues and gross profit margins. If during fiscal 2012 we are unable to raise additional capital as well as increase our net revenues, we will not be able to continue funding the significant development expenditures associated with our current product development efforts. Additional challenges include, but are not limited to, maintaining commercially viable relationships with our principal software distributors and retailers, collecting timely receivable payments from our concentrated group of software distributors and retailers, and maintaining acceptable payment terms with our trade vendors.

During the year ended June 30, 2011, our accounts payable increased by $250,000 due primarily to an increase in royalties owed to third-party PC game developers through licensing agreements related to titles published by us, in addition to outside contractors associated with our development efforts into social gaming expanded by our acquisition of Heyday Games. Our ability to pay our vendors in a timely manner has become significantly more difficult during fiscal 2011. For example, as of June 30, 2011, our accounts payable invoices over sixty days old grew to $642,000, or 76%, of total accounts payable, compared to June 30, 2010 when our accounts payable invoices older than sixty days amounted to $428,000, or 72% of total accounts payable.

There are market factors beyond our control that could also significantly affect our operating cash flow. The most significant market factors are the success and monetization of our new social games (including virtual goods, advertising and sponsorships for our social network games). Outside financing may not be available when we need it. Even if such financing is available, such financing may cause significant shareholder dilution or may have other costs associated with it that would not be commercially acceptable to us.

Between August 22, 2011 and September 19, 2011, in exchange for $350,000 in gross proceeds, we issued a total of 700,000 shares of Entertainment Games Common Stock at a price of $0.50 per share and warrants for the purchase of a total of 700,000 shares of our common stock to accredited investors in a private placement. The warrants have a three year term and an exercise price of $0.75 per share and were immediately vested. Between October 7 and October 24, 2011, in exchange for $175,000 in gross proceeds, we issued a total of 700,000 shares of Entertainment Games Common Stock at a price of $0.25 per share and warrants for the purchase of a total of 700,000 shares of our common stock to accredited investors in a private placement. The warrants have a three year term and an exercise price of $0.50 per share and were immediately vested. The proceeds from the issuances of these shares and warrants were used for working capital.

On August 26, 2011, we issued 1,950,000 shares of our common stock and a five-year warrant to acquire 572,393 shares at an exercise price of $0.54 to Ironridge Global Media, a division of Ironridge Global IV, Ltd. (“Ironridge”), pursuant to a Stipulation for Settlement of Claims (the “Stipulation”) filed by us and Ironridge in the Superior Court for the State of California, County of Los Angeles on August 26, 2011 in settlement of claims purchased by Ironridge from certain creditors of ours in the aggregate amount of $257,576.75.

ITEM 3. PROPERTIES

The Company occupies a 5,000 square foot office facility located in Langhorne, Pennsylvania under an operating lease through September 30, 2012. The Company occupies a 250 square foot office facility located in Montrose, California under an operating lease through November 30, 2011 and a 570 square foot office facility located in Woburn, Massachusetts under an operating lease through November 30, 2011.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information as supplied to us regarding the number and percentage of shares of the Company’s Common Stock beneficially owned as of October 31, 2011 (unless otherwise noted) by: (i) those persons or entities known by management to beneficially own more than five percent of the Common Stock; (ii) each of our directors; (iii) each of our executive officers named in the Summary Compensation Table; and (iv) all of our directors and executive officers as a group.

Name and address of Beneficial Owner (1)	Amount and Nature Of Beneficial Ownership (2)	Percent of Class Beneficially Owned
Gerald W. Klein	913,500 (3)	4.4%
F. J. Lennon	1,630,834 (4)	7.8%
Eugene H. Mauro	2,535,453 (5)	12.1%
Thomas W. Murphy	173,642 (6)	*
Thomas D. Parente	343,000 (7)	1.6%
Richard H. Siporin	176,667 (8)	*
Lambert C. Thom	236,124 (9)	1.1%
Ironridge Global IV, LTD.	1,950,000 (10)	9.4%
All executive officers and directors as a group (8 persons)	6,091,620 (11)	28.2%

*	Less than 1%
(1)	Unless otherwise indicated, the address of each named holder is c/o Entertainment Games, Inc., 2000 Cabot Boulevard West, Suite 110, Langhorne, PA 19047.
(2)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission (the “SEC”) and generally includes voting or investment power with respect to securities. In accordance with SEC rules, the shares in this column include shares that may be acquired upon exercise of stock options within sixty days of October 31, 2011. Except as indicated by footnote, and subject to community property laws where applicable, the persons or entities named in the table above have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.
(3)	Includes 118,000 shares of Common Stock that may be acquired through the exercise of options that were exercisable as of October 31, 2011 or became exercisable within 60 days of that date. The shares held consist of 330,000 shares held in a joint account with Mr. Klein’s spouse, and 558,000 shares held directly by Mr. Klein.
(4)	All shares beneficially owned were acquired in connection with our acquisition of Heyday Games in June 2011.
(5)	Includes 80,000 shares of Common Stock that may be acquired through the exercise of options that were exercisable as of October 31, 2011 or became exercisable within 60 days of that date. Also includes 203,856 shares held by Mr. Mauro’s immediate family member. Mr. Mauro beneficially owns 2,446,253 shares of our common stock acquired in connection with our acquisition of Heyday Games in June 2011.
(6)	Includes 90,000 shares of Common Stock that may be acquired through the exercise of options that were exercisable as of October 31, 2011 or became exercisable within 60 days of that date. Also includes 788 shares held by Mr. Murphy’s immediate family members.
(7)	Includes 100,000 shares of Common Stock that may be acquired through the exercise of options that were exercisable as of October 31, 2011 or became exercisable within 60 days of that date and 80,000 warrants for the purchase of Common Stock that are currently exercisable. The shares held consist of 62,000 shares of common stock held in a joint account with Mr. Parente’s spouse, and 1,000 shares held by Mr. Parente’s spouse.
(8)	Includes 90,000 shares of Common Stock that may be acquired through the exercise of options that were exercisable as of October 31, 2011 or became exercisable within 60 days of that date.
(9)	Includes 100,000 shares of Common Stock that may be acquired through the exercise of options that were exercisable as of October 31, 2011 or became exercisable within 60 days of that date.
(10)	Ownership as of August 29, 2011.
(11)	Includes 656,000 shares of Common Stock that may be acquired by such persons through the exercise of options that were exercisable as of October 31, 2011 or became exercisable within 60 days of that date and 80,000 warrants for the purchase of our common stock that are currently exercisable.

ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers:

Our executive officers are:

Name	Age	Position
Gerald W. Klein	63	Chief Executive Officer
Eugene H. Mauro	42	President and Chief Operating Officer
F. J. Lennon	47	Chief Creative Officer
Thomas W. Murphy	53	Vice President, Finance and Chief Financial Officer
Ellen Pulver Flatt	48	Vice President and General Counsel
Richard H. Siporin	52	Vice President, Sales and Marketing

Mr. Klein has been Chief Executive Officer of Entertainment Games since June 2011. He joined the company as Vice President and Chief Financial Officer in February 1996, and became President and Chief Executive Officer in June 1998. He has been a Director since August 1994. Prior to joining the company, Mr. Klein was President, Chief Executive Officer and a Director of Megamation Incorporated, a publicly traded company that manufactured automation work cells used in various industries. From August 1991 to October 1994, Mr. Klein served as President and Chief Executive Officer of PricePoint, Inc., a start-up company engaged in the development of electronic retail pricing systems developed to replace paper shelf labels in supermarkets and other retail markets.

Mr. Mauro joined Entertainment Games as President and Chief Operating Officer June 2011. He was a co-founder of Heyday Games, Inc. and served as its Chief Executive Officer from November 2010 until it was acquired by Entertainment Games in June 2011. He served on our Board of Directors from December 2005 until June 8, 2011 and since July 25, 2011. From 2009 to 2011, Mr. Mauro managed a consumer Internet and video game consulting business, Mauro Media Inc. Prior to that, he served as Vice President, Marketing and Business Development for gamer DNA, an online game network, from October 2008 to October 2009, and Vice President of Business Development for Bunchball Inc. from December 2006 until June 2008, where Mr. Mauro launched the first social games on Facebook. From March 2004 until September 2005, Mr. Mauro served as Chief Executive Officer and Executive Producer for Myelin Media, LLC, a video game publishing company, and from May 2001 until December 2003, he was the founder, and served as CEO, of Capital Entertainment Group, an independent video game production studio.

Mr. Lennon joined Entertainment Games as Chief Creative Officer in June 2011. He was a co-founder of Heyday Games, Inc. and served as its Chief Creative Officer from November 2010 until it was acquired by Entertainment Games in June 2011. From January 2009 until founding Heyday Games, Mr. Lennon was a self-employed author of published novels. From March 2008 until December 2008, Mr. Lennon was a creator, designer and writer for Realtime Associates, Inc. where he designed and wrote Soul Trapper and L.A. Knight, two iPhone audio adventures. He was executive producer, designer and writer for the Federal Mediation and Conciliation Service from August 2002 until January 2008, when he developed an interactive conflict resolution tool and computer game for this government agency. He was instrumental in the launch of Take 2 Interactive, where he served as Creative Director and Senior Vice President of Product Development from 1993 to 1996.

Mr. Murphy has been our Chief Financial Officer since July 1999. He joined Entertainment Games as Controller in May 1996. Prior to joining Entertainment Games, Mr. Murphy was Controller of Megamation Incorporated, a publicly traded company that manufactured automation work cells used in various industries, from January 1995 until April 1996, and Accounting Manager of Ohmicron, Inc., a biotechnology company, from January 1993 until December 1994. From September 1985 to May 1992, Mr. Murphy served in a number of financial positions at Checkpoint Systems, Inc., a provider of security and access control systems, including serving as Accounting Manager from 1991 to 1992.

Ms. Pulver Flatt has served as Vice President and General Counsel since September, 2011 and prior to that served as our counsel in various positions since 1999, when she joined Entertainment Games. From 1992 until July 1999, she was an associate with McCausland Keen & Buckman, a law firm based in Radnor, Pennsylvania, where her practice focused in the areas of securities law, mergers and acquisitions and general corporate law. Prior to entering Villanova University School of Law in 1989, Ms. Pulver Flatt was a newspaper reporter for the Philadelphia Inquirer.

Mr. Siporin has served as Vice President of Sales and Marketing of Entertainment Games since January 2000. Prior to joining Entertainment Games, he served as Senior Vice President of Sales for Sunbeam, Inc., Health Division. From 1988 to 1998, Mr. Siporin served in a number of positions at Revlon, Inc., including serving as Vice President of Sales from 1992 to 1998. From 1982 to 1988, Mr. Siporin held a number of sales management positions with Playtex Family Products.

Directors:

There is no family relationship between any director and any other director or executive officer of Entertainment Games. The names of the members of our Board of Directors and certain information about them are set forth below. The information about our Board of Directors is based, in part, upon information furnished by the directors.

Director Name	Age	Title	Since
Gerald W. Klein	63	Director and Chief Executive Officer	1994
Eugene H. Mauro	42	Director, President and Chief Operating Officer	2005
Thomas D. Parente (2)(3)	64	Director	1995
Lambert C. Thom (1)(2)(4)	66	Director	1997

(1)	Member of Audit Committee
(2)	Member of Compensation Committee
(3)	Chairman of Board of Directors and Audit Committee
(4)	Chairman of Compensation Committee

Gerald W. Klein has served as President and Chief Executive Officer of Entertainment Games since June 1998. He joined Entertainment Games as Vice President and Chief Financial Officer in February 1996 and has been a Director since August 1994. Prior to joining Entertainment Games, Mr. Klein was President, Chief Executive Officer and a Director of Megamation Incorporated, a publicly traded company that manufactured automation work cells used in various industries. From August 1991 to October 1994, Mr. Klein served as President and Chief Executive Officer of PricePoint, Inc., a start-up company engaged in the development of electronic retail pricing systems developed to replace paper shelf labels in supermarkets and other retail markets. From 1979 to 1991, Mr. Klein was employed by Checkpoint Systems, Inc., a provider of security and access control systems to retailers, commercial businesses, and libraries and was President and Chief Operating Officer of that company from April 1986 to July 1991.

Mr. Mauro joined Entertainment Games as President and Chief Operating Officer June 2011. He was a co-founder of Heyday Games, Inc. from November 2010 until it was acquired by Entertainment Games in June 2011. He served on our Board of Directors from December 2005 until June 8, 2011 and since July 25, 2011. From 2009 to 2011, Mr. Mauro managed a consumer Internet and video game consulting business, Mauro Media Inc. Prior to that, he served as Vice President, Marketing and Business Development for gamer DNA, an online game network, from October 2008 to October 2009, and Vice President of Business Development for Bunchball Inc. from December 2006 until June 2008, where Mr. Mauro launched the first social games on Facebook. From March 2004 until September 2005, Mr. Mauro served as Chief Executive Officer and Executive Producer for Myelin Media, LLC, a video game publishing company, and from May 2001 until December 2003, he was the founder, and served as CEO, of Capital Entertainment Group, an independent video game production studio.

Thomas D. Parente has served as a Director of Entertainment Games since June 1995. He served as Chairman of the Board from August 1998 until December 2000 and since December 2005. Mr. Parente is Corporate Secretary and Director of Corporate Development for Ole Hansen & Sons, Inc., a privately owned holding company, a position he has held since December 1996. From May 1995 to November 1996, he was self-employed as a financial consultant to businesses. From April 1988 until April 1996, Mr. Parente was a Vice-President and the Chief Financial Officer of Suvar Corporation, a manufacturer of specialty chemicals for the printing and coatings markets. From June 1970 until April 1988, Mr. Parente was employed by KPMG LLP and was a partner with that firm from April 1979 until April 1988. Mr. Parente is a certified public accountant.

Lambert C. Thom joined Entertainment Games as a Director in December 1997. He has served as Managing Director of Bangert, Dawes, Reade, Davis & Thom, Incorporated, a private investment firm, since 1975. From 1989 to 1995, Mr. Thom served as Vice President of John Hancock Capital Growth Management, Inc., an investment management firm. Mr. Thom has also been the owner and Chief Executive Officer of Positive Concepts, Inc. since 1998.

Audit Committee:

The Board of Directors of Entertainment Games has an Audit Committee comprised of Lambert C. Thom, and Thomas D. Parente. Mr. Parente is the Chairman of the Audit Committee.

Code of Ethics:

We have adopted a Code of Ethics that applies to all of our directors and employees, including our Chief Executive Officer, Chief Financial Officer and senior financial and accounting officers. In addition to other matters, the Code of Ethics establishes policies to deter wrongdoing and to promote honest and ethical conduct, including ethical handling of actual or apparent conflicts of interest, compliance with applicable laws, rules and regulations, full, fair, accurate, timely and understandable disclosure in public communications and prompt internal reporting of violations of the Code of Ethics. A copy of the Entertainment Games Code of Ethics is available on our website at http://www.egames.com/investors/about-us/code-of-ethics/. Shareholders may request a printed copy of the Code of Ethics, free of charge, by contacting our Vice President and Chief Financial Officer at:

Entertainment Games, Inc.

Attention: Vice President and Chief Financial Officer

2000 Cabot Boulevard, Suite 110

Langhorne, PA 19047

ITEM 6. EXECUTIVE COMPENSATION

The following table sets forth the total compensation earned during the fiscal years ended June 30, 2011 and 2010 by our Chief Executive Officer and the two other most highly compensated executive officers whose salary and bonus earned during the 2011 fiscal year exceeded $100,000. The executive officers set forth in the table below are referred to, collectively, as our “named executive officers.”

Summary Compensation Table

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)(1)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings	All Other Compensation ($)(2)	Total ($)
Gerald W. Klein	2011	200,000	1,500	-0-	-0-	-0-	8,846	210,346
President and Chief Executive Officer	2010	200,000	1,500	-0-	-0-	-0-	9,596	211,096

Thomas W. Murphy	2011	145,000	1,500	-0-	-0-	-0-	2,032	148,532
Vice President - Finance and Chief Financial Officer	2010	145,000	1,500	-0-	-0-	-0-	988	147,488

Richard H. Siporin	2011	170,000	1,500	-0-	-0-	-0-	8,604	180,104
Vice President - Sales and Marketing	2010	170,000	1,500	-0-	-0-	-0-	8,604	180,104

(1)	Represents non-performance-based discretionary compensation paid to the named executive officer as a holiday bonus.
(2)	The compensation for our named executive officers during the 2011 fiscal year represented by the amount set forth in the “All Other Compensation” column in the Summary Compensation Table is detailed below. This includes the company’s contribution to the named executive officer’s 401(k) plan at the rate of 50% of the employee’s contribution to the plan; and life insurance premiums for term life insurance for these officers.

Name	401(k) Plan Contributions ($)	Life Insurance Premiums ($)	Total All Other Compensation ($)
Gerald W. Klein	8,250	596	8,846
Thomas W. Murphy	1,839	193	2,032
Richard H. Siporin	8,250	354	8,604

Outstanding Equity Awards at 2011 Fiscal Year-End

The following table sets forth information with respect to outstanding equity awards for our named executive officers as of the end of the 2011 fiscal year. There were no outstanding stock or other equity incentive plan awards as of the end of the 2011 fiscal year.

Name	Number of Securities Underlying Unexercised Options			Option Exercise Price ($)	Option Expiration Date
	Exercisable (#)		Unexercisable (#)
Gerald W. Klein	30,000	(1)	70,000	.62	06/05/2019
	77,000	(2)	33,000	.79	11/04/2013

Thomas W. Murphy	30,000	(1)	70,000	.62	06/05/2019
	52,500	(2)	22,500	.79	11/04/2013

Richard H. Siporin	30,000	(1)	70,000	.62	06/05/2019
	52,500	(2)	22,500	.79	11/04/2013

(1)	These stock options were not granted pursuant to any formal stock option plan. These stock options vest in 10% increments per year over 10 years and have 11-year terms, subject to earlier termination or expiration in the event of termination of service.
(2)	These stock options were granted pursuant to our 1995 Amended and Restated Stock Option Plan, referred to as our “1995 Plan”. These stock options vested in 10% increments per year over 10 years and have 10-year terms, subject to earlier termination or expiration in the event of termination of service or as otherwise set forth in the 1995 Plan. See Note 16 of the “Notes to Financial Statements” under Item 13 for a more detailed description of the 1995 Plan.

Change of Control Severance Arrangements

In June 2004, we adopted a Change of Control Severance Plan for Level One Employees (the “Severance Plan”). The Chief Executive Officer, the President, any Vice President, and each other person designated by the Board of

Directors in writing are eligible to participate in the Severance Plan. Currently, Mr. Klein, Mr. Murphy and Mr. Siporin, our named executive officers, and Eugene Mauro, F.J. Lennon, and Ellen Pulver Flatt, who are also executive officers, participate in the Severance Plan. The Severance Plan provides for benefits in the event that Entertainment Games or its successor terminates an eligible individual’s employment within 90 days prior to or 365 days after a “change of control” for any reason other than for “cause,” as both terms are defined in the Severance Plan, or any eligible employee terminates his or her employment for “good reason,” as defined in the Severance Plan. Under the Severance Plan, each participating employee may be eligible to receive the following benefits:

•

a lump sum payment equal to two times the sum of his or her annual base salary and either (1) the annual cash bonus, if any, actually paid or declared for the year immediately preceding the year in which the employee’s employment terminates or (2) the annual bonus for the year immediately preceding the year the change of control giving rise to the termination of employment, whichever is greater; and

•	continuation of the employee’s health benefits for up to 24 months.

Compensation of Directors; Compensation Committee Interlocks and Insider Participation

The non-employee members of the Board of Directors, Thomas D. Parente and Lambert C. Thom, who are also the only members of our Audit Committee and Compensation Committee, receive a cash fee of $500 for each meeting attended. During the 2011 fiscal year, the Board of Directors held seven meetings, all of which were attended by each director, except for Mr. Mauro, who resigned from the Board prior to the last two meetings of fiscal 2011 at which the Board considered the Heyday Games transaction and, therefore, Mr. Mauro attended only five meetings of the Board. All directors are entitled to reimbursement for reasonable expenses incurred in the performance of their duties as members of our Board of Directors.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Eugene H. Mauro	$2,500	-0-	-0-	-0-	-0-	-0-	$2,500
Thomas D. Parente	$3,500	-0-	-0-	-0-	-0-	-0-	$3,500
Lambert C. Thom	$3,500	-0-	-0-	-0-	-0-	-0-	$3,500

Equity Compensation Plan Information:

The following table summarizes, as of June 30, 2011, outstanding common stock warrants and common stock options to acquire shares of our Common Stock that have been issued under our 1995 Plan, which expired June 30, 2005, or that were issued outside the 1995 Plan.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders.	525,000	$0.79	- 0 -
Equity compensation plans not approved by security holders. (1)	850,000	$0.57	- 0 -
Warrant issued to First Global Securities. (2)	62,000	$1.10	- 0 -
Warrant issued to Bandera Master Fund L.P. (3)	1,000,000	$0.80	- 0 -
Warrant issued to Fertilemind Capital Fund I (4)	400,000	$0.25	- 0 -

Total	2,837,000	$0.66	- 0 -

(1)	In December 2005, we granted common stock options to our outside Directors to purchase 150,000 shares of our Common Stock at an exercise price of $0.31, the market price on the date of grant. These common stock options have ten year terms, and vested over three years after the date of grant in equal annual installments. These common stock options were not part of any formal stock option plan.

On June 19, 2007, we granted a common stock option to one employee to purchase 50,000 shares of our common stock, with an exercise price of $0.73 (the closing price of our common stock on date of grant) and a life of six years. This common stock option was not part of any formal stock option plan and was subsequently cancelled upon the employee’s termination.

On June 5, 2008, we granted common stock options to our Board of Directors and members of management to purchase 800,000 shares of our common stock, with an exercise price of $0.62 (the closing price of our common stock on date of grant), vesting over ten years and having a life of eleven years. Due to one of these optionees leaving the Company, an option to purchase 100,000 shares from this grant was subsequently cancelled. These common stock options were not part of any formal stock option plan.

(2)	On May 8, 2008, in consideration for placement agency services rendered during our private offering of Preferred Stock, we issued to First Global Securities a five year common stock warrant to purchase 62,000 shares of our Common Stock at an exercise price of $1.10 per share.
(3)	On March 19, 2010, we issued a common stock warrant to purchase 1,000,000 shares of our common stock to an accredited investor related to a private placement offering of our Common Stock. This warrant has an exercise price of $0.80 per share and a term of three years.

(4)	On June 3, 2011, we issued a common stock warrant to purchase 400,000 shares of our common stock to an accredited investor related to a financing agreement secured by a note payable. This warrant has an exercise price of $0.25 per share and a term of two years.

ITEM  7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS; DIRECTOR INDEPENDENCE

Certain Relationships and Related Transactions

On June 24, 2011, we completed the acquisition of substantially all of the assets of Heyday Games, a producer of cross-platform social game content, of which Gene Mauro, a director of Entertainment Games from 2005 until June 8, 2011 and since July 25, 2011, was a co-founder. In order to avoid conflicts of interest in connection with the transaction, Mr. Mauro resigned as a director and did not participate in any board discussions or negotiations between Entertainment Games and Heyday Games on behalf of Entertainment Games. In connection with the transaction, following the consummation of the acquisition, Mr. Mauro was reappointed to the Board and elected as our President and Chief Operating Officer. As part of the transaction, Mr. Mauro entered into a Non-Competition and Confidentiality Agreement with us. Pursuant to the purchase agreement between us, Heyday Games and its shareholders, we issued 3,706,387 shares of our common stock to Heyday Games, with an additional 411,821 shares of common stock subject to a holdback for our indemnification claims under the purchase agreement. In addition to the upfront payment, Heyday Games will be eligible to receive a potential earnout of an additional 2,745,472 shares of our common stock if our cumulative net income equals or exceeds, in the aggregate, $20,592,000 during any of the fiscal years beginning June 30, 2011 and ending June 30, 2015. Entertainment Games and Heyday Games also entered into a Registration Rights Agreement covering the shares issued in the transaction.

Director Independence

Mr. Parente and Mr. Thom are independent directors and committee members based on the definition of independence of the American Stock Exchange’s Listing Standards, Policies and Requirements, which are the independence standards utilized by our board although our common stock is not listed on the American Stock Exchange. The Board of Directors has determined that Mr. Parente, a member of the Audit Committee, is an “audit committee financial expert.” Mr. Klein and Mr. Mauro each serve as our executive officers, and therefore are not independent directors.

ITEM 8. LEGAL PROCEEDINGS

There are not currently any pending legal proceedings to which we are party or as to which any of our property is subject that we consider to be material, and no such proceedings are known to us to be threatened or contemplated against us.

ITEM 9. MARKET FOR COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND PURCHASES OF EQUITY SECURITIES

No established trading market currently exists for our common stock. After the effectiveness of this registration statement, we will be in compliance with the OTCBB’s requirements and will be in a position to seek a market maker, although there is no assurance that we will be successful in obtaining or maintaining such compliance or market maker. Our common stock, which has no par value, has been trading on the Pink Sheets’ electronic quotation service under the symbol “EGAM” since February 2007, when we voluntarily deregistered our shares under the Exchange Act. The deregistration of our shares had the effect of suspending our public reporting obligations under the Exchange Act.

While we were an SEC reporting company, from October 1995 until February 2007, our common stock traded on the OTCBB under the symbol “EGAM” from April 2001 until February 2007, after having traded on the NASDAQ SmallCap Market under the same symbol from the time we became an SEC reporting company following our public offering in October 1995. The sales prices below reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

The following table sets forth the quarterly high and low sales price per share of our common stock for the fiscal years ended June 30, 2011 and 2010, as reported at www.nasdaq.com:

	High	Low
Fiscal Year Ended June 30, 2010
First Quarter	$0.24	$0.08
Second Quarter	$0.46	$0.07
Third Quarter	$0.95	$0.23
Fourth Quarter	$0.95	$0.35

Fiscal Year Ended June 30, 2011
First Quarter	$0.74	$0.34
Second Quarter	$0.56	$0.12
Third Quarter	$0.54	$0.20
Fourth Quarter	$0.60	$0.16

At June 30, 2011, we had approximately 145 shareholders of record. As of October 31, 2011: 20,832,528 shares of our common stock were outstanding; 525,000 shares of our common stock was reserved for issuance of grants of outstanding options under our 1995 Plan; 2,312,000 shares of common stock were reserved for the issuance of shares under other outstanding options and warrants; and 1,750,000 shares were reserved for issuance upon conversion of our Preferred Stock. Of the outstanding shares, 5,221,000 shares are “restricted securities” as defined in Rule 144 and represented by a certificate that includes a restricted legend, substantially all of which will be eligible for resale under Rule 144 beginning 90 days following the effectiveness of this registration statement, subject to compliance with the requirements of the rule.

Affiliates will be able to sell their shares, including restricted securities and other shares that may have previously been registered or purchased on the open market, under Rule 144 beginning 90 days after the effectiveness of this registration statement, subject to all other requirements of Rule 144. In general, under Rule 144, an affiliate would be entitled to sell within any three-month period a number of shares that does not exceed one percent of the number of shares of our common stock then outstanding. Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. Persons who may be deemed to be our affiliates generally include individuals or entities that control, or are controlled by, or are under common control with, our company and may include our directors and executive officers, as well as our significant shareholders.

For a shareholder who has not been deemed to have been one of our affiliates at any time during the 90 days preceding a sale, sales of our common stock held longer than six months, but less than one year, will be subject only to the current public information requirement and can be sold under Rule 144 beginning 90 days after the effectiveness of this registration statement. A person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least one year, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 upon the effectiveness of this registration statement.

Holders of warrants to acquire shares of our common stock, holders of our Common Stock and holders of our Preferred Stock convertible into 1,750,000 shares of our common stock generally may cause us to register a total of 7,522,393 of their shares for resale to the public in the event that we file a registration statement under the Securities Act in the future, subject to conditions contained in the applicable registration rights agreements.

We currently intend to retain earnings, if any, for use in funding our business and do not anticipate paying cash dividends to common stock shareholders in the foreseeable future.

As discussed in Note 14 in the “Notes to Financial Statements” under Item 13, we currently intend to continue making or accumulating quarterly dividend payments to shareholders of our Preferred Stock in accordance with the terms of the Preferred Stock.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

In the three years prior to the filing of this Form 10, we issued the following unregistered securities. Each such sale was exempt from registration under the Securities Act. Unless indicated otherwise, the transactions involved accredited investors only and were entered into in reliance upon Regulation D and/or Section 4(2) of the Securities Act for an exemption from the registration provisions of the Securities Act.

On September 21, 2009, in consideration for services provided, we issued 225,000 shares of our Common Stock to an investor relations firm.

On March 19, 2010, we issued 1,000,000 shares of our Common Stock and a warrant to purchase 1,000,000 shares of our common stock to an accredited investor in a private placement. This warrant has an exercise price of $0.80 per share and a term of three years.

On April 13, 2010, in consideration for consulting services to be rendered over a twenty-four month period, we issued 75,000 shares of our Common Stock to a consultant.

On June 3, 2011, we completed a debt financing, in which we received gross proceeds of $400,000 in exchange for entering into a three year senior secured promissory note (“Note”) in the principal amount of $400,000 and a two-year warrant with an exercise price of $0.25 per share to purchase 400,000 shares of our Common Stock.

On June 24, 2011, we issued 3,706,387 shares of our Common Stock, which related to our acquisition of Heyday Games.

On August 10, 2011, we issued 28,597 shares of Entertainment Games Common Stock to holders of the Company’s Preferred Stock in payment the preferred stock dividend for the quarter ended June 30, 2011.

On August 22, 2011, we issued 100,000 shares of Entertainment Games Common Stock to an accredited investor pursuant to an investor relations agreement.

Between August 22, 2011 and September 19, 2011, in exchange for $350,000 in gross proceeds, we issued a total of 700,000 shares of Entertainment Games Common Stock at a price of $0.50 per share and warrants for the purchase of a total of 700,000 shares of our common stock to accredited investors in a private placement. The warrants have a three year term and an exercise price of $0.75 per share and were immediately vested.

Between October 7 and October 24, 2011, in exchange for $175,000 in gross proceeds, we issued a total of 700,000 shares of Entertainment Games Common Stock at a price of $0.25 per share and warrants for the purchase of a total of 700,000 shares of our common stock to accredited investors in a private placement. The warrants have a three year term and an exercise price of $0.50 per share and were immediately vested.

On August 26, 2011, we issued 1,950,000 shares of our common stock and a five-year warrant to acquire 572,393 shares at an exercise price of $0.54 to Ironridge Global Media, a division of Ironridge Global IV, Ltd., referred to as Ironridge, in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10). The shares issued to Ironridge were issued pursuant to a Stipulation for Settlement of Claims, or Stipulation, filed by us and Ironridge in the Superior Court for the State of California, County of Los Angeles on August 26, 2011 in settlement of claims purchased by Ironridge from certain of our creditors in the aggregate amount equal to $257,576.75, plus interest, attorneys’ fees and costs. Pursuant to the terms of the Stipulation, we may be required to issue additional shares or Ironridge may be required to return a portion of the shares to us.

On September 26, 2011, we issued 40,185 shares of our Common Stock to an investment firm in payment for administrative and legal fees pursuant to a financing term sheet.

ITEM 11. DESCRIPTION OF REGISTRANT’S SECURITIES TO BE REGISTERED

Pursuant to our Amended and Restated Articles of Incorporation, we are authorized to issue 40,000,000 shares of common stock, no par value per share and 10,000,000 shares of preferred stock, no par value per share. As of September 22, 2011, there were outstanding 20,152,343 shares of our common stock, and 875,000 shares of our Preferred Stock.

Common Stock

Holders of common stock are entitled to one vote per share on all matters submitted to a vote of shareholder, including election of directors. There is [no] cumulative voting in the election of directors. The holders of common stock are entitled to any dividends that may be declared by the board of directors out of funds legally available for payment of dividends on common stock. In the event of our liquidation or dissolution, holders of common stock are entitled to share ratable in all assets remaining after payment of liabilities and the liquidation preference of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and have no right to convert their common stock into any other securities.

Preferred Stock

We are authorized to issue 10,000,000 shares no par value preferred stock in one or more series with such designations, voting power, if any, preferences and relative, participating, option or other special rights, and such qualifications, limitations and restrictions, as are determined by resolution of our board of directors. The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by shareholders and could adversely affect the rights and powers, including voting rights, of the holders of common stock. In certain circumstances, the issuance of preferred stock could depress the market price of the common stock. As of September 22, 2011, there were 875,000 shares of preferred stock outstanding.

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1741 of the Pennsylvania Business Corporation Law, or the PBCL, empowers a corporation to indemnify any officer or director acting in his or her capacity as a representative of the corporation who was or is a party or is threatened to be made a party to any action or proceeding against expenses, judgments, penalties, fines and amounts paid in settlement in connection with such action or proceeding whether the action was instituted by a third party or arose by or in the right of the corporation. The PBCL limits the ability of a corporation to indemnify its officers and directors for conduct constituting willful misconduct or recklessness, or acts in violation of criminal statute.

Our amended and restated bylaws provide for the indemnification of our directors for monetary damages for any action taken unless the director breached or failed to perform the duties of his or her office, and the breach or failure to perform constitutes self-dealing, willful misconduct or recklessness. This limitation does not apply to the responsibility or liability of a director pursuant to any criminal statute, or for the payment of taxes. Our bylaws also provide that we will indemnify any director or officer to the fullest extent permitted by Pennsylvania law, by reason of the fact that he or she is or was a director or officer.

The indemnification and advancement of expenses provided by our bylaws are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, contract, vote of shareholders or directors. It is our policy that indemnification of, and advancement of expenses to, directors and officers shall be made to the fullest extent permitted by law. To this end, the provisions of our bylaws will be deemed to have been amended for the benefit of directors and officers effective immediately upon any modification of the PBCL or any modification, or adoption of any other law that expands or enlarges the power or obligation of corporations organized under the PBCL to indemnify, or advance expenses to, directors and officers of corporations.

Our bylaws provide that we will pay expenses incurred by an officer or director, in defending a proceeding, in advance of the final disposition of such action or proceeding provided that if required by the PBCL or other applicable law, the payment of such expenses will be made only on receipt of an undertaking by or on behalf of such person to repay that amount if it shall ultimately be determined that such person is not entitled to be indemnified by us.

We have the authority to create a fund of any nature, or otherwise secure or insure in any manner, our indemnification obligations. The indemnification provisions of our bylaws constitute a contract between us and each of our directors and officers, and any repeal or modification of the bylaws’ indemnification provisions will not limit any such person’s rights to indemnification (including the advancement of expenses) then existing or arising out of events, acts or omissions occurring before such repeal or modification.

Our bylaws provide that we can purchase and maintain insurance on behalf of any person who is or was a Director or officer, to insure against any expense, liability or loss asserted against such persons.

Any repeal or amendment of the provisions relating to indemnification which is adverse to any director or officer shall apply to such director or officer only on a prospective basis, and will not reduce any limitation on the personal liability of a director, or limit the rights of any such person to indemnification or to the advancement of expenses with respect to any action or failure to act occurring prior to the time of such repeal or amendment.

Our amended and restated articles of incorporation provide for the indemnification of our directors and officers for any threatened, pending or completed proceeding against all expenses, liability and loss, including but not limited to attorneys’ fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement, actually and reasonably incurred or paid by that person in connection with the proceeding. Our articles of incorporation also provide that we will indemnify any director or officer to the fullest extent permitted by law by reason of the fact that he or she is or was a director or officer of the Company. The right to indemnification provided in the articles of incorporation shall be a contract right and shall include the right to be paid by us the expenses incurred in defending or in enforcing his or her rights under any such proceeding, in advance of the final disposition of such action or proceeding; provided that if required by applicable law, the payment of such expenses will be made only on receipt of an undertaking by or on behalf of such person to repay that amount if it shall ultimately be determined that such person is not entitled to be indemnified by us. The indemnification and advancement of expenses provided by our articles of incorporation are not exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of shareholders or directors. If a claim for indemnification is not paid in full by us within 30 days after we have received the written claim, the claimant may bring suit against us to recover the unpaid amount of the claim and if successful in whole or in part in establishing his or her right to indemnification or advancement of expenses, the claimant shall be entitled to be paid the expense of prosecuting the claim.

ITEM 13. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Entertainment Games, Inc.

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Entertainment Games, Inc.

We have audited the accompanying balance sheets of Entertainment Games, Inc. (a Pennsylvania corporation) as of June 30, 2011 and 2010, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Entertainment Games, Inc. as of June 30, 2011 and 2010 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Notes 1 and 21 to the financial statements, the Company has suffered recurring losses from operations which raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in Notes 1 and 21. The financial statements do not include any adjustment that might result from the outcome of this uncertainty.

/s/ BBD, LLP

Philadelphia, Pennsylvania

November 7, 2011

Entertainment Games, Inc.

Balance Sheets

	As of	As of
	June 30, 2011	June 30, 2010
ASSETS
Current assets:
Cash	$328,367	$626,748
Accounts receivable, net	143,397	310,931
Inventory, net	469,871	595,000
Prepaid and other current assets	136,070	99,233

Total current assets	1,077,705	1,631,912
Furniture and equipment, net	10,766	5,866
Intangibles	1,524,089	24,089
Goodwill	680,000	- 0 -

Total assets	$3,292,560	$1,661,867

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Note payable, current portion	$130,170	$ - 0 -
Accounts payable	841,638	591,868
Unearned revenues	432,581	597,266
Accrued expenses	377,479	409,043

Total current liabilities	1,781,868	1,598,177
Note payable, long-term portion	260,341	- 0 -

Total liabilities	2,042,209	1,598,177
Stockholders’ equity
Preferred stock no par value, (10,000,000 authorized; 875,000 shares of Convertible Preferred issued and outstanding)	704,568	704,568
Common stock, no par value (40,000,000 shares authorized; 17,711,646 and 13,841,573 issued respectively and 17,433,746 and 13,563,673 outstanding, respectively)	12,731,475	10,507,723
Additional paid-in capital	2,090,883	1,926,885
Accumulated deficit	(13,723,638)	(12,522,549)
Treasury stock, 277,900 shares, at cost	(552,937)	(552,937)

Total stockholders’ equity	1,250,351	63,690

Total liabilities and stockholders’ equity	$3,292,560	$1,661,867

See accompanying notes to financial statements.

Entertainment Games, Inc.

Statements of Operations

	Years Ended June 30,
	2011	2010
Net revenues	$3,083,557	$3,602,172
Cost of revenues	1,705,743	1,460,945

Gross profit	1,377,814	2,141,227
Operating expenses:
Product development	859,095	930,882
Selling, general and administrative	1,668,720	1,751,103
Intangibles impairment (recovery)	- 0 -	(150,000)

Total operating expenses	2,527,815	2,531,985

Operating loss	(1,150,001)	(390,758)
Interest (expense) income, net	(7,336)	339

Loss before income taxes	(1,157,337)	(390,419)
Income tax expense (benefit)	- 0 -	(46,811)

Net loss	($1,157,337)	($343,608)

Net loss per common share:
- Basic	($0.08)	($0.03)

- Diluted	($0.08)	($0.03)

Weighted average common shares outstanding	13,718,943	12,669,436

See accompanying notes to financial statements.

Entertainment Games, Inc.

Statements of Stockholders’ Equity (Deficit)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Treasury Stock		Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount			Shares	Amount
Balances at June 30, 2009	875,000	$704,568	12,331,040	$9,897,024	$1,844,945	($12,135,189)	(277,900)	($552,937)	($241,589)

Net loss						(343,608)			(343,608)
Stock-based compensation for common stock options issued to employees and directors					81,940				81,940
Dividends declared on preferred stock			210,533	43,752		(43,752)			- 0 -
Common stock shares issued in connection with consulting agreement			225,000	19,391					19,391
Common stock shares and warrant issued in connection with private placement financing			1,000,000	497,280					497,280
Common stock shares issued in connection with consulting agreement			75,000	50,276					50,276

Balances at June 30, 2010	875,000	$704,568	13,841,573	$10,507,723	$1,926,885	($12,522,549)	(277,900)	($552,937)	$63,690

Net loss						(1,157,337)			(1,157,337)
Stock-based compensation for common stock options issued to employees and directors					75,252				75,252
Dividends declared on preferred stock			128,365	43,752		(43,752)			- 0 -
Common stock shares issued upon warrant exercise			35,321		- 0 -				- 0 -
Common stock warrant issued					88,746				88,746
Common stock shares issued to acquired company			3,706,387	2,180,000					2,180,000

Balances at June 30, 2011	875,000	$704,568	17,711,646	$12,731,475	$2,090,883	($13,723,638)	(277,900)	($552,937)	$1,250,351

See accompanying notes to financial statements.

Entertainment Games, Inc.

Statements of Cash Flows

	Years Ended June 30,
	2011	2010
OPERATING ACTIVITIES:
Net loss	($1,157,337)		($343,608)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	104,090		107,616
Bad debt expense (recovery)	(30,770)		42,121
Provision for product returns and price markdowns	113,252		11,277
Provision for inventory obsolescence	290,679		107,765
Depreciation and amortization	7,172		14,669
Changes in operating assets and liabilities:
Accounts receivable, net	54,282		(84,502)
Inventory, net	(165,550)		(151,213)
Prepaid and other current assets	23,071		32,775
Accounts payable	249,770		34,419
Unearned revenues	(164,685)		(33,276)
Accrued expenses	(794)		49,050

Net cash used in operating activities	(676,820)		(212,907)

INVESTING ACTIVITIES:
Purchase of furniture and equipment	(12,072)		(2,057)

Net cash used in investing activities	(12,072)		(2,057)

FINANCING ACTIVITIES:
Net proceeds from common stock private placement	- 0 -		497,280
Proceeds from issuance of note payable	400,000		- 0 -
Repayments of note payable	(9,489)		- 0 -

Net cash provided by financing activities	390,511		497,280

Net increase (decrease) in cash	(298,381)		282,316

Cash:
Beginning of period	626,748		344,432

End of period	$328,367		$626,748

Supplemental cash flow information:
Cash paid for interest	$5,638	$	- 0 -

SUMMARY OF NONCASH INVESTING AND FINANCING ACTIVITIES

Preferred dividends paid through issuance of common stock	$43,752		$43,752

Acquisition of Heyday Games, Inc. through issuance of common stock	$2,180,000	$	- 0 -

See accompanying notes to financial statements.

Entertainment Games, Inc.

Notes to Financial Statements

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

About Entertainment Games, Inc. (formerly eGames, Inc.)

Entertainment Games, Inc. (“Entertainment Games”) is a Pennsylvania corporation incorporated in July 1992 that develops, publishes, markets and sells software games primarily for the personal computer (“PC”). Historically, Entertainment Games has focused on publishing casual software games for the PC platform, and selling the greatest volume of its’ PC games in major mass-merchant retail stores in North America. Entertainment Games now publishes third-party PC game titles and also develops its own proprietary PC game titles for distribution at retail and on the Internet. Entertainment Games has developed some titles for the Nintendo DS and Wii gaming systems. Additionally, Entertainment Games has developed and published games for the Apple iPhone which are sold at www.iTunes.com.

In North America, the Company’s PC games are distributed to retail stores primarily through third-party software distributors who service the major mass-merchant retailers, while our Nintendo DS and Wii games are published and distributed worldwide by third-party publishers. In territories outside North America, the Company licenses its PC games to third-party software distributors which are responsible for the manufacture and distribution of our PC games within specific geographic territories. The Company markets and sells its game titles under the eGames™ brand.

A summary of the Company’s significant accounting policies applied in the preparation of Entertainment Games Financial Statements follows:

Basis of Presentation

The financial statements have been prepared assuming that the Company will continue as a going concern which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended June 30, 2011, the Company incurred a net loss of $1,157,337, had an accumulated deficit of $13,723,638 and incurred a net operating cash flow deficit of $676,820. The Company’s recent capital requirements were satisfied through the issuance of long-term debt (see Note 7), the issuance of common stock in connection with a private placement financing, maintaining balances in accounts payable and accrued expenses on terms in excess of those afforded in commercial practice and vendor agreements and through the use of available cash. However, the Company does not have sufficient resources to maintain its existing plan of operations through the year ending June 30, 2012. The Company’s resources are currently only sufficient to fund its operations through November 2011. These conditions raise substantial doubt about the Company’s ability to continue as a going concern. Management anticipates that additional debt or equity financing will be required to fund ongoing operations and product development during fiscal 2012. The Company is currently negotiating with potential investors to raise additional capital to fund its current operations. However, there is no assurance that the Company will successfully obtain the required capital or, if obtained, the amounts will be sufficient to fund ongoing operations for fiscal 2012 and beyond. The inability to secure additional capital could have a material adverse effect on the Company, including the possibility that the Company could have to cease operations. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Certain dollar amounts discussed in the “Notes to Financial Statements” have been round to the nearest thousand (“000”).

Management’s Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities. Estimates and assumptions are made in: determining allowances for inventory obsolescence, product returns, price markdowns and customer bad debts; disclosure of contingent assets and liabilities; initial valuation and subsequent measurement of goodwill and other intangible assets; evaluating the recoverable value of advanced licensing and royalty payments at the end of the reporting period; in addition to determining the amounts of revenues and expenses recognized during each reporting period. The Company recognizes the critical nature and potential impact from making these and any other estimates and attempt to make reliable estimates, based upon the information available to management as of any reporting period. However, the Company also recognizes that actual results could differ from any of these estimates and that such differences could have either a negative or positive impact on future financial results.

Fair Value of Financial Instruments

The Company’s financial instruments at June 30, 2011 and 2010 consisted of cash, accounts receivable, accounts payable, accrued expenses and note payable. The Company believes that the carrying values of cash, accounts receivable, accounts payable and accrued expenses approximately fair value due to their short-term maturity. Based on the borrowing rates and terms currently available to the Company for loans of similar terms, the Company has determined that the carrying value of note payable approximates fair value.

Concentrations of Credit Risk

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and accounts receivable. At June 30, 2011 and 2010, cash consisted of funds maintained in the Company’s bank checking accounts. The Company deposits its cash at various financial institutions located in Pennsylvania. These cash deposits may, at times, be in excess of the FDIC insurance limit or not covered by the FDIC. The Company controls credit risk through credit approvals and monitoring procedures. The Company generally does not require collateral to support accounts receivable balances.

Accounts Receivable, net

Accounts receivable is reflected net of allowances for product returns, price markdowns and customer bad debts. The adequacy of these allowances is reviewed throughout each reporting period and any necessary adjustments to these allowances are reflected within the current period’s provisions for product returns and price markdowns (reflected as a reduction to gross revenues); and customer bad debts (if any, reflected as an operating expense). Actual product returns, price markdowns and customer bad debts are recorded as reductions to these allowances as well as reductions to the customers’ individual accounts receivable balances (see Note 2).

Inventory, net

Inventory consists primarily of finished goods and is valued at the lower of cost or market. Cost is determined by the first-in, first-out method (FIFO). The Company’s inventory valuation policy requires management to make estimates and assumptions about the recoverability of the carrying value of inventory as of the end of each reporting period and cost of revenues expensed during each reporting period. The individual components of the Company’s software titles that are usually reflected in the net inventory valuation include some combination of the manufactured costs of: CD’s; DVD’s; jewel cases; box packaging; print materials; shrink-wraps; wafer-seals; assembly and other miscellaneous items particular to specific titles. The Company’s inventory could be valued differently at the close of any reporting period and the amount of expense recorded as cost of revenues during any reporting period could differ, if management’s judgments or estimates for the impairment of inventory value (recorded through the provision for inventory obsolescence within the Statement of Operations) are insufficient or excessive when compared to actual results.

Prepaid and Other Current Assets

Prepaid and other current assets represent advance payments made to third parties for items such as licensing of software and intellectual properties used in the Company’s products, estimated tax payments, consulting services, certain insurance coverage, financing cost, retail slotting fees and game licenses. Prepaid and other current assets are usually expensed as operating expenses on a straight-line basis over the period of time covered by a contract. Advance licensing and royalty payments are usually expensed as cost of revenues at the higher of the contractual or effective rate (see Notes 4 and 9). Tax payments are reflected as income tax expense when appropriate.

The Company continually evaluates the recoverability of their advanced licensing and royalty payments by reviewing the information available about each title and the underlying licensed content. In particular, the Company evaluates the expected future revenues of a title or potential subsequent titles containing the same licensed content based on current and potential revenue programs, along with historical sell-through results of similar titles to consumers. The Company charges to cost of revenues the remaining capitalized costs they determine to be non-recoverable in future periods. Capitalized costs determined to be non-recoverable are expensed in the reporting period management determines recoverability of these costs in future periods is unlikely.

Furniture and Equipment, net

Furniture and equipment, net is stated at cost and net of accumulated depreciation. Repair and maintenance costs are charged to expense as incurred. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets ranging from three to five years (see Note 5).

The Company reviews and evaluates its furniture and equipment for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. If the carrying value exceeds the cash flows then recorded amounts of the assets will be reduced to their fair value.

Intangibles

FASB Accounting Standards Codification 350, “Intangibles – Goodwill and Other” (“ASC 350”) requires that purchased goodwill and intangibles with indefinite lives not be amortized. Rather, goodwill and intangible assets with indefinite lives are subject to at least an annual assessment for impairment by applying a fair-value-based test. ASC 350 requires a two-step approach to testing goodwill for impairment for each reporting unit. The first step tests for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary), measures the amount of impairment by applying fair value-based tests to individual assets and liabilities within each reporting unit. See Notes 6 and 20.

Goodwill

The Company is required to perform a two-step approach for testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate that fair value of a reporting unit is below its carrying amount. The Company’s reporting units are determined by the components of operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit. The fair value of each reporting unit is estimated using a combination of the market approach, which utilizes comparable companies’ data, and/or the income approach, which utilizes discounted cash flows.

During the fiscal year ended June 30, 2011, the Company completed the first step of the annual goodwill impairment testing in the fourth quarter of each year and found no indicators of impairment of the recorded goodwill. The Company did not have any goodwill recorded as of June 30, 2010 so no goodwill impairment testing was performed during that fiscal year. The Company did not recognize any impairment charge on goodwill in fiscal years ended June 30, 2011 and 2010. See Notes 6 and 20.

Unearned Revenues

Unearned Revenues consist of advance royalty payments that the Company received from third-parties for licensing rights within certain geographic territories for proprietary game titles Entertainment Games has internally developed. The Company recognizes revenues from these amounts by determining the greater of: actual royalties earned based on sales within their licensed territories as reported by the licensees or the pro-rata amount of the royalty advance spread over the duration of the licensing agreement. At June 30, 2011 and 2010, the Company had $433,000 and $597,000, respectively, in unearned revenues relating to various game titles developed for the PC and Nintendo DS and Wii gaming systems.

Revenue Recognition

The Company evaluates revenue recognition based on the criteria set forth in FASB ASC 985-605, Software: Revenue Recognition and Staff Accounting Bulletin (“SAB”) No. 101, Revenue Recognition in Financial Statements, as revised by SAB No. 104, Revenue Recognition. The Company evaluates and recognizes revenue when all four of the following criteria are met:

•	Evidence of an arrangement. Evidence of an agreement with the customer that reflects the terms and conditions to deliver products must be present.

•

Delivery. Delivery is considered to occur when a product is shipped and the risk of loss and rewards of ownership have been transferred to the customer. For online game services, delivery is considered to occur as the service is provided. For digital downloads that do not have an online service component, delivery is generally considered to occur when the download is made available.

•	Fixed or determinable fee. If a portion of the arrangement fee is not fixed or determinable, the Company recognize revenue as the amount becomes fixed or determinable.

•

Collection is deemed probable. The Company conducts a credit review of each customer involved in a significant transaction to determine the creditworthiness of the customer. Collection is deemed probable if the Company expects the customer to be able to pay amounts under the arrangement as those amounts become due. If the Company determines that collection is not probable, the Company recognizes revenue when collection becomes probable (generally upon cash collection).

Product Revenues

The Company distributes the majority of their products through third-party software distributors to the major North American mass-merchant retailers and directly to certain North American PC software retailers. The distribution of the Company’s products is governed by purchase orders, distribution agreements, or direct sales agreements, most of which allow for product returns and price markdowns. The Company recognizes revenues from product shipments to various software distributors and retailers at the time title to inventory transfers to the software distributor or retailer, less a provision for anticipated product returns and price markdowns. However, if the Company determines that they are not able to estimate an appropriate provision for product returns and price markdowns for any retailer or distributor or if they determine that the underlying terms of a purchase order, direct sales agreement or distribution agreement do not qualify as a sale, the Company then recognize revenues for product deliveries to these retailers or distributors on a consignment basis.

Title to the Company’s products for non-consignment shipments usually transfers to software distributors and retailers upon their receipt of Entertainment Games products, because retailer and distributor purchase orders typically reflect shipping terms of FOB destination. In order to recognize revenues associated with customer purchase orders having terms of FOB destination, the Company performs sales cut-off tests, in which they obtain proof of deliveries for product shipments made during the last two weeks of a reporting period from the freight companies that deliver the products to Entertainment Games retail and distribution customers. Revenues and costs associated with product shipments received by the Company’s customers after the end of a reporting period and having FOB destination terms are excluded from the current period’s net revenues and cost of revenues, and are deferred until the subsequent reporting period.

After product deliveries to the Company’s distribution and retail customers are made, the Company does not provide any further services or materials that are essential to the Company’s products’ functionality. However, the Company does provide basic telephone and web-based support as a means of improving consumer satisfaction and brand loyalty.

During fiscal 2011, the Company continued to recognize an increasing proportion of net traditional product revenues on a consignment basis. Accordingly, revenues from product shipments pursuant to these types of agreements are only recognized to the extent that the distributor or retailer has reported to the Company that the product has sold through to consumers. For the years ended June 30, 2011 and 2010, revenues recognized under these consignment and sell-through agreements were $1,356,000 and $1,492,000, respectively, and represented 72% and 69% of net traditional product revenues.

Provision for Product Returns and Price Markdowns

The Company’s provision for anticipated product returns and price markdowns (reflected as a reduction to gross revenues) is primarily based on management’s analysis of: historical product return and price markdown results; current product sell-through activity at retail store locations; current field inventory quantities at distributors’ warehouses and at retail store locations; the length of time that products have been released at retail along with their estimated remaining retail life; outstanding return material and price markdown authorizations; and the introduction of new and/or competing software products that could negatively impact the revenues of one or more of Entertainment Games current products. For the years ended June 30, 2011 and 2010, the Company’s provisions for product returns and price markdowns were $113,000 and $11,000, respectively, or 5% and 1%, respectively, of related gross product revenues. These amounts are reported in net revenues in the accompanying statements of operations.

The adequacy of the allowance for product returns and price markdowns is reviewed throughout each reporting period and any necessary adjustment to this allowance is reflected within the current reporting period’s provision for product returns and price markdowns. At the end of each reporting period, the allowance for product returns and price markdowns is reflected as a reduction to the Company’s gross accounts receivable.

At June 30, 2011 and 2010, the allowance for product returns and price markdowns amounted to $151,000 and $103,000, respectively, or 51% and 25%, respectively, of the Company’s gross accounts receivable. Historically, the allowance for product returns and price markdowns has represented a large percentage of the gross accounts receivable because the Company continues to have product return and price markdown exposure for the software units related to paid receivables while previously sold units remain in the retailers’ stores or in the retailers’ or distributors’ warehouses. Throughout each reporting period management continues to evaluate the Company’s product return or price markdown exposure for software units the Company had previously sold to software distributors and retailers, until physical units of the Company’s PC game titles are returned to the Company from software distributors or retailers, or until they sell through to consumers. During reporting periods, through retailer and distributor provided reports, the Company has regular and timely visibility of product sell-through activity and remaining quantities of its titles in the retail channel that help management assess their exposure for future product returns and price markdowns.

Shipping and Handling Fees and Costs

The Company includes shipping and handling fees billed to customers in net revenues. Shipping and handling costs associated with inbound freight and shipping and handling costs associated with outbound freight are included in cost of revenues.

Software Development Costs

Software development costs are expensed as incurred. FASB ASC 985, “Costs of Software to be Sold, Leased or Marketed”, (“ASC 985”), provides for the capitalization of certain software development costs incurred after technological feasibility of the software is established or for development costs that have alternative future uses. However, under the Company’s existing process of developing new game titles, the technological feasibility of the underlying game software is not established until substantially all product development is complete. Accordingly, the Company did not capitalize any software development costs during the fiscal years ended June 30, 2011 and 2010.

Stock-Based Compensation

The Company has adopted FASB ASC 718, “Compensation – Stock Compensation”, (“ASC 718”). ASC 718 requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements, measured by the fair value of the equity or liability instruments issued, adjusted for estimated forfeitures.

Income Taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, operating loss and tax credit carry-forwards, and temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company utilizes the provisions of FASB ASC 740, “Accounting for Uncertainty in Income Taxes” (“ASC 740”) to account for uncertain tax positions, if any. ASC 740 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. ASC 740-10 also provides guidance on de-recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company’s policy to record interest and penalties related to uncertain income tax positions, if any, as a component of income tax expense. Prior to adopting ASC 740, the Company used the guidance provided in ASC 450.

Computation of Net Loss per Common Share

Net loss per common share is computed in accordance with FASB ASC 260, “Earnings per Share” (“ASC 260”). Basic earnings per share is computed by dividing net loss by the weighted average number of common shares outstanding during each period. Diluted earnings per share is computed by dividing net loss by the weighted average number of common shares and common share equivalents (“CSEs”) outstanding during each period that the Company reports net income. CSEs may include common stock options and common stock warrants using the treasury stock method. Diluted earnings per share information is not presented, as the effects of common stock options and warrants would be anti-dilutive for the periods presented.

2. Accounts Receivable, net

Accounts receivable, net consists of the following:

	2011	2010
Accounts receivable, gross	$294,000	$414,000
Allowance for product returns and price markdowns	(151,000)	(103,000)

Accounts receivable, net	$143,000	$311,000

3. Inventory, net

Inventory, net consists of the following:

	2011	2010
Raw materials – warehouse	$325,000	$261,000
Finished goods – warehouse	221,000	269,000
Consignment product – retailer and distributor locations	147,000	206,000
Product returns – retailer and distributor locations	5,000	5,000

Inventory, gross	698,000	741,000
Allowance for obsolescence	(228,000)	(146,000)

Inventory, net	$470,000	$595,000

4. Prepaid and Other Current Assets

Prepaid and other current assets consists of the following:

	2011	2010
Financing cost	$85,000	$	- 0 -
Consulting	19,000		44,000
Advance royalties	12,000		13,000
Insurances	7,000		13,000
Rent	7,000		- 0 -
Other	6,000		8,000
Game license	- 0 -		21,000

Prepaid and other current assets	$136,000		$99,000

5. Furniture and Equipment, net

Furniture and equipment consists of the following:

	2011	2010
Equipment	$219,000	$218,000
Furniture and fixtures	223,000	223,000
Leasehold improvements	12,000	- 0 -

	454,000	441,000
Accumulated depreciation	(443,000)	(435,000)

Furniture and equipment, net	$11,000	$6,000

Depreciation expense was approximately $7,000 and $15,000, respectively, for the years ended June 30, 2011 and 2010.

6. Intangibles and Goodwill

At June 30, 2011 and 2010, the Company had reported intangibles of approximately $1,524,000 and $24,000 respectively, and reported goodwill of $680,000 and $ - 0 - respectively, identified as follow:

	2011	2010
Technology acquired and related to Heyday Games acquisition – being amortized over its finite life of ten (10) years (see note 20)	$1,500,000	$	- 0 -
Trademark registration with the US Patent and Trademark Office – indefinite life	24,000		24,000

Total Intangibles	$1,524,000		$24,000

	2011	2010
Goodwill related to Heyday Games acquisition (see note 20)	$680,000	$	- 0 -
Accumulated impairment	- 0 -		- 0 -

Total Goodwill	$680,000	$	- 0 -

Acquisition-related intangible assets, net of accumulated amortization of zero, as of June 30, 2011 and 2010, were $1,500,000 and $24,000 respectively, and include costs for obtaining (1) developed and core technology and (2) trade names and trademarks. Amortization of intangibles for fiscal years 2011 and 2010 was zero since the finite life intangible related to the Heyday Games acquisition occurred in late June of 2011 and the $24,000 intangible has an indefinite life and so no amortization has been recognized. Acquisition-related intangible assets with finite lives are amortized using the straight-line method over the lesser of their estimated useful lives or the agreement terms. The Heyday Games related technology intangible with a finite life will be amortized over ten (10) years on a straight-line basis. As of June 30, 2011, the weighted-average remaining useful life for acquisition-related intangible assets with a finite life was approximately ten (10) years.

The Company is required to perform a two-step approach for testing goodwill for impairment for each reporting unit annually, or whenever events or changes in circumstances indicate that fair value of a reporting unit is below its carrying amount. The Company’s reporting units are determined by the components of its operating segments that constitute a business for which (1) discrete financial information is available and (2) segment management regularly reviews the operating results of that component. The first step measures for impairment by applying fair value-based tests at the reporting unit level. The second step (if necessary) measures the amount of impairment by applying fair value-based tests to the individual assets and liabilities within each reporting unit. The fair value of each reporting unit is estimated using a combination of the market approach, which utilizes comparable companies’ data, and/or the income approach, which utilizes discounted cash flows.

During the fiscal year ended June 30, 2011, the Company completed the first step of the annual goodwill impairment testing and found no indicators of impairment of recorded goodwill. The Company did not have any goodwill recorded as of June 30, 2010 so no goodwill impairment testing was done during that fiscal year. We did not recognize any impairment charge on goodwill in fiscal years ended June 30, 2011 and 2010.

7. Note Payable

On June 3, 2011, the Company completed a debt financing, in which it received gross proceeds of $400,000 in exchange for entering into a three year senior secured promissory note (“Note”) in the principal amount of $400,000 and issuing a two-year warrant to purchase 400,000 shares of the Company’s Common Stock. The Note bears interest of twenty-four percent (24%) per annum and principal and interest payments are due and payable monthly. This Note is secured and payments are specifically funded by net receipts related to the Company’s Internet based tool-bar distribution agreement with a third-party toolbar provider. The Company’s monthly principal and interest payments related to this Note are directly wired from the third-party toolbar provider to the holder of the Company’s Note.

	2011	2010
Note Payable	$390,000	$	- 0 -
Less: current portion	(130,000)		(- 0 -)

Long-term portion	$260,000	$	- 0 -

Scheduled principal payments on “long-term” portion of this debt outstanding at June 30, 2011 is as follows:

Year ending June 30,
2013	$130,000
2014	130,000

Long-term portion	$260,000

8. Accrued Expenses

Accrued expenses consist of the following:

	2011	2010
Royalties	$142,000	$127,000
Vacations	96,000	98,000
Professional services	47,000	49,000
Customers with credit balances	33,000	9,000
Director fees	18,000	- 0 -
Other	12,000	13,000
Annual report	11,000	10,000
Dividends declared – preferred stock	11,000	11,000
Marketing promotions	7,000	49,000
Litigation and claims	- 0 -	43,000

Accrued expenses	$377,000	$409,000

9. Commitments and Contingencies

The Company occupies a 5,000 square foot office facility located in Langhorne, Pennsylvania under an operating lease through September 30, 2012.

Additionally, the Company currently rents certain office equipment through various operating lease agreements. For the years ended June 30, 2011 and 2010, total rent expense (reflected in Entertainment Games statements of operations as “selling, general and administrative expenses”) amounted to $71,000 and $80,000, respectively. At June 30, 2011, the Company had future operating lease commitments of $117,000 scheduled to be paid as follows: $65,000 in fiscal 2012; $23,000 in fiscal 2013; $11,000 in fiscal 2014; $9,000 in fiscal 2015 and $9,000 in fiscal 2016.

Under various licensing agreements with independent software developers, the Company is required to pay royalties (reflected in Entertainment Games statements of operations as “cost of revenues”) for the use of licensed content in the Company’s products. Most of these licensing agreements require the Company to make advance licensing and royalty payments to these developers prior to the time Entertainment Games recognizes any net revenues of software titles containing this licensed software content. At June 30, 2011, the Company had future commitments to pay $51,000 in advance licensing and royalty payments to various independent licensors and software developers, all scheduled to be paid in fiscal 2012.

As part of the Heyday Games acquisition, the Company agreed to pay up to $15,000 of Heyday Games’ legal fees incurred in connection with the organization of Heyday Games and certain intellectual property matters and in connection with the purchase agreement.

10. Credit Facility

At June 30, 2011, the Company did not have access to any credit facility, and the Company did not have an outstanding balance under any credit facility.

11. Advertising Costs

The Company generally expenses advertising costs (such as in-store circulars and point of sale materials) as incurred, except for costs associated with media campaigns (such as print ads, online banner ads and video loops) which would be recognized as prepaid assets (to the extent these items were paid in advance) and expensed during the period in which the ad or video loop is released to consumers. During the years ended June 30, 2011 and 2010, advertising expenses amounted to $3,000 and $7,000, respectively.

12. Concentration of Customers

The Company continues to have a concentration of customers consisting of a few large software distributors, retailers and licensees. During the year ended June 30, 2011, the Company had one customer, Navarre, representing 10% or more of it net revenues, accounting for $1,274,000, or 41% of net revenues, compared to the year ended June 30, 2010, when customers representing 10% or more of our net revenues were: Navarre, accounting for $1,370,000, or 38% of net revenues, and Ditan/Synergex, accounting for $409,000, or 11% of net revenues.

During fiscal 2010 the Company terminated its relationship with Ditan/Synergex due to payment issues, and has since entered into a new distribution relationship with Alliance Sales & Distribution to distribute its products in Canada to replace Ditan/Synergex. As of June 30, 2011, the Company’s net accounts receivable with Ditan/Synergex was zero as its allowance for product returns and price markdowns for Ditan/Synergex was equal to the gross accounts receivable the Company has with them. During fiscal 2011, Alliance Sales & Distribution represented $289,000 in net revenues, or 9% of net revenues, and the Company’s net accounts receivable with them was zero as of June 30, 2011.

13. Income Taxes

The provision (benefit) for income taxes is comprised of the following components for the years ended June 30, 2011 and 2010, respectively:

	2011		2010
Current
Federal	$	- 0 -	($47,000)
State		- 0 -	- 0 -

		- 0 -	(47,000)
Deferred
Federal		- 0 -	- 0 -
State		- 0 -	- 0 -

		- 0 -	- 0 -
Valuation allowance		- 0 -	- 0 -

Provision (Benefit) for income taxes	$	- 0 -	($47,000)

The reconciliation between the statutory federal income tax rate and the Company’s effective federal rate for income tax provision for the years ended June 30, 2011 and 2010, respectively, is as follows:

	2011	2010
Statutory federal income tax rate	34%	34%
Increase (decrease) in taxes resulting from:
Change in valuation allowance and other	(34%)	(34%)

Effective federal rate for income tax provision	- 0 -%	- 0 -%

The tax effect of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 2011 and 2010 is as follows:

	2011		2010
Net deferred tax assets:
Accrued expenses and other		$203,000		$286,000
Allowances for accounts receivable and inventory		162,000		102,000
Net operating losses		3,523,000		3,137,000

Gross deferred tax assets		3,888,000		3,525,000
Less: Valuation allowance		(3,888,000)		(3,525,000)

Net deferred tax assets	$	- 0 -	$	- 0 -

The valuation allowance for deferred tax assets was $3,888,000 and $3,525,000 as of June 30, 2011 and 2010, respectively. The net change in the total valuation allowance for the year ended June 30, 2011 was an increase of $363,000. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable losses and the uncertainty of projected future results over the period in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will not realize the benefits of these deductible differences and therefore, full valuation allowances have been made for the years ended June 30, 2011 and 2010.

As of June 30, 2011, the Company had approximately $9,202,000 of net operating loss carry-forwards for federal income tax purposes, (expiring through fiscal year ending June 30, 2031), which are available to offset future federal taxable income, and $3,988,000 in net operating loss carry-forwards for state purposes, (expiring through the fiscal year ending June 30, 2031), which are available to offset future state taxable income.

As of June 30, 2011, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. The Company files U.S., California, Delaware and Pennsylvania income tax returns. U.S. returns for the years ended June 30, 2008 to June 30, 2011 remain open for audit. Generally, the various state returns for the years ended June 30, 2007 to June 30, 2011 remain open for audit.

14. Preferred Stock

Series A 5% Cumulative Convertible Preferred Stock Offering Completed on April 25, 2008:

On April 25, 2008, the Company completed a private offering of 875,000 shares of Series A 5% Cumulative Convertible Preferred Stock (the “Preferred Stock”) in which the Company received a total of $875,000 in gross cash proceeds. The shares of Preferred Stock are convertible into Entertainment Games Common Stock at a current conversion ratio of two shares of Common Stock for each share of Preferred Stock. The Company has the right to require the conversion of these shares at the then current conversion rate if the Common Stock has a market price equal to or greater than $3.00 for 30 (thirty) consecutive days. The Preferred Stock would be converted into Entertainment Games Common Stock at the then current conversion rate or redeemed at management’s discretion, in the event of an underwritten public offering, with gross proceeds of at least $20,000,000 or upon a change of control, which includes certain mergers, acquisitions of a majority of the voting stock of Entertainment Games or the sale of all or substantially all of Entertainment Games’ assets. If the Company elects to redeem the Preferred Stock, the Company will pay cash equal to the original purchase price ($1.00) plus all accrued and unpaid dividends.

The Company retained the services of First Global Securities, Inc. (“First Global”) as a non-exclusive placement agent to secure a portion of this Preferred Stock offering. As a result, the Company compensated First Global by issuing 124,000 shares of Entertainment Games Common Stock (fair valued at $62,000), issuing a five year Common Stock Warrant to purchase 62,000 shares of Entertainment Games Common Stock (fair valued at $18,000), and reimbursing $9,300 in First Global’s marketing expenses.

The Company incurred total cash expenditures of approximately $90,000 in connection with the private offering of Entertainment Games Preferred Stock. The Company used the net cash proceeds from the Preferred Stock offering to fund product development of new game titles for the PC and other gaming platforms and for general working capital requirements.

The dividends on the Preferred Stock, when and if declared by the Board of Directors, are payable quarterly and are cumulative. The Company has paid the following quarterly dividends in shares of its common stock to holders of Preferred Stock:

•	On July 30, 2009, 60,100 shares issued to holders of Preferred Stock as of June 30, 2009;

•	On October 28, 2009, 87,155 shares issued to holders of Preferred Stock as of September 30, 2009;

•	On January 29, 2010, 49,304 shares issued to holders of Preferred Stock as of December 31, 2009;

•	On April 27, 2010, 13,974 shares issued to holders of Preferred Stock as of March 31, 2010;

•	On July 26, 2010, 15,526 shares issued to holders of Preferred Stock as of June 30, 2010;

•	On October 28, 2010, 23,804 shares issued to holders of Preferred Stock as of September 30, 2010;

•	On January 31, 2011, 49,831 shares issued to holders of Preferred Stock as of December 31, 2010;

•	On May 10, 2011, 39,204 shares issued to holders of Preferred Stock as of March 31, 2011; and

•	On August 4, 2011, 28,597 shares issued to holders of Preferred Stock as of June 30, 2011.

15. Common Stock

On June 30, 1995, the Company amended its Articles of Incorporation to authorize the issuance of 40,000,000 shares of common stock, without par value, and 10,000,000 shares of preferred stock, without par value.

On September 21, 2009, in consideration for services provided, the Company issued 225,000 shares of its Common Stock to an investor relations firm.

On March 19, 2010, the Company issued 1,000,000 shares of its common stock to an accredited investor in a private placement. On April 13, 2010, in consideration for consulting services to be rendered over a twenty-four month period, the Company issued 75,000 shares of its Common Stock to a consultant.

On June 24, 2011, the Company issued 3,706,387 shares of its Common Stock, in connection with its acquisition of Heyday Games. See Note 20.

On August 22, 2011, the Company issued 100,000 shares of Entertainment Games Common Stock to an accredited investor providing investor relation services.

Between August 22, 2011 and September 19, 2011, in exchange for $350,000 in gross proceeds, the Company issued a total of 700,000 shares of Entertainment Games Common Stock at a price of $0.50 per share and warrants for the purchase of a total of 700,000 shares of our common stock to accredited investors in a private placement. The warrants have a three year term and an exercise price of $0.75 per share and were immediately vested.

On September 26, 2011, we issued 40,185 shares of our Common Stock to an investment firm in payment for administrative and legal fees pursuant to a financing term sheet.

Between October 7 and October 24, 2011, in exchange for $175,000 in gross proceeds, the Company issued a total of 700,000 shares of Entertainment Games Common Stock at a price of $0.25 per share and warrants for the purchase of a total of 700,000 shares of our common stock to accredited investors in a private placement. The warrants have a three year term and an exercise price of $0.50 per share and were immediately vested.

See Note 14 for common stock issuances related to quarterly dividend payments to holders of the Company’s Preferred Stock and see Note 16 for common stock issuances related to the exercise of Common Stock Warrants.

16. Common Stock Options and Warrants

Common Stock Options

During 1995, the Company adopted, amended and restated the 1995 Amended and Restated Stock Option Plan (the “1995 Plan”), which terminated on June 30, 2005. The 1995 Plan allowed for the granting of options to purchase shares of Entertainment Games common stock through June 30, 2005. At the 1997 Annual Meeting of Shareholders, the shareholders of the company approved an amendment to increase the number of shares available for issuance under the 1995 Plan from 950,000 shares of common stock to 1,950,000 shares. At the 2000 Annual Meeting of Shareholders, the shareholders of the company approved an amendment to increase the number of shares available for issuance under the 1995 Plan from 1,950,000 shares of common stock to 2,950,000 shares. The 1995 Plan was administered by the Board of Directors and provided for the grant of incentive stock options and non-qualified stock options to employees and eligible independent contractors and non-qualified stock options to non-employee directors at prices not less than the fair market value of a share of common stock on the date of grant. The 1995 Plan had also provided for automatic grants of options to non-employee directors of the company. Each non-employee director received common stock options for 10,000 shares of common stock upon appointment or election to the board and, in addition, each director received common stock options for 5,000 shares of common stock on the first trading day in January of each year.

Except with respect to automatic grants of common stock options to non-employee directors, the expiration of a common stock option and its vesting period were determined by the Board of Directors at the time of the grant, but in no event would an option be exercisable after 10 years from the date of grant. Common stock option grants under the 1995 Plan vest over periods ranging from six months to ten years. In most cases, upon termination of employment, vested common stock options must be exercised by the optionee within three months after the termination of the optionee’s employment with our company.

Information regarding the Company’s common stock options is as follows:

	Number of Options	Weighted Average Exercise Price
Balance, June 30, 2009	1,440,000	$0.65

Granted	- 0 -	n/a
Canceled	(45,000)	$0.67
Exercised	- 0 -	n/a

Balance, June 30, 2010	1,395,000	$0.65

Granted	- 0 -	n/a
Canceled	(20,000)	$0.73
Exercised	- 0 -	n/a

Balance, June 30, 2011	1,375,000	$0.65

At June 30, 2011, options to acquire 727,500 shares of common stock were outstanding and vested. The following summarizes information about the common stock options outstanding at June 30, 2011:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number of Shares	Weighted Avg. Remaining Contractual Term (in years)	Weighted Avg. Exercise Price	Number of Shares	Weighted Avg. Exercise Price
$ 0.31 - $ 0.31	150,000	4.42	$0.31	150,000	$0.31
$ 0.62 - $ 0.62	700,000	7.93	$0.62	210,000	$0.62
$ 0.79 - $ 0.79	525,000	2.35	$0.79	367,500	$0.79

$ 0.31 - $ 0.79	1,375,000	5.42	$0.65	727,500	$0.64

No common stock options were granted during the years ended June 30, 2011 and 2010.

On August 2, 2011, the Company’s Board of Directors approved the issuance of common stock options to purchase 1,600,000 shares of the Company’s Common Stock. These common stock options have ten year terms and an exercise price of $0.69 per share and vest in ten, equal one-year increments. The options were granted in reliance on applicable federal and state securities exemptions.

Common Stock Warrants

Information regarding the Company’s common stock warrants is as follows:

	Number of Warrants	Weighted Average Exercise Price
Balance, June 30, 2009	362,000	$0.71

Granted	1,000,000	0.80
Canceled	- 0 -	n/a
Exercised	- 0 -	n/a

Balance, June 30, 2010	1,362,000	$0.78

Granted	400,000	0.25
Canceled	(150,000)	0.75
Exercised	(150,000)	0.50

Balance, June 30, 2011	1,462,000	$0.66

On March 19, 2010, the Company issued a common stock warrant to purchase 1,000,000 shares of Entertainment Games common stock to an accredited investor related to a private placement offering of Entertainment Games Common Stock. The warrant has an exercise price of $0.80 per share and a term of three years.

On October 5, 2010, the Company issued 35,321 shares of Entertainment Games Common Stock upon the net issuance exercise of a common stock warrant for 150,000 shares.

On June 3, 2011, the Company issued a common stock warrant to purchase 400,000 shares of Entertainment Games common stock to an accredited investor related to a note payable issued as part of a financing agreement. This warrant has an exercise price of $0.25 per share, a term of two years and vests immediately.

The per share weighted-average fair values of the common stock warrants granted during the years ended June 30, 2011 and 2010 were $0.22 and $0.77, respectively, as determined on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Years Ended June 30,
	2011	2010
Dividend Yield	0%	0%
Volatility Factor	224%	197%
Risk-Free Interest Rate	0.60%	0.96%
Average Expected Warrant Life	2 Years	2 Years

See Notes 15 and 23 for Common Stock warrants issued subsequent to June 30, 2011.

17. Accounting for Stock-Based Compensation

Prior to July 1, 2002, the Company accounted for all stock option grants under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees”, and related Interpretations. Accordingly, no stock-based employee compensation cost is reflected in net income before fiscal 2003, as all stock option grants had an exercise price equal or greater than the market value of the underlying common stock on the date of grant.

Effective July 1, 2002, the Company adopted within their financial statements the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” (as superseded by FASB Codification) by applying the fair value method prospectively for stock options grants made on or after that date. As of January 1, 2003, the Company adopted the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (as superseded by FASB Codification).

During the fiscal years ended June 30, 2011 and 2010, the Company recognized stock-based compensation expense of $104,000 and $108,000, respectively, within the financial statements. As of June 30, 2011, the total unrecognized compensation cost related to common stock options was $330,000 and is expected to be expensed over a weighted average service period of 6.4 years. As of June 30, 2011, the total unrecognized compensation cost related to restricted stock was $19,000 and is scheduled to be expensed over the next 9 months on a straight-line basis. As of June 30, 2011, the total unrecognized amortization expense of a common stock warrant associated with a note payable and financing agreement was $85,000, and will be expensed over the next 23 months on a straight-line basis.

18. Employee Benefit Plan

The Company maintains a savings plan which qualifies under Section 401(k) of the Internal Revenue Code, for the benefit of eligible employees. Employees may elect to defer up to the maximum amount permitted under the Internal Revenue Code to the Plan and these contributions are not subject to federal income tax. The Company may make matching contributions to the Plan, on behalf of each participant and at the discretion of the Board of Directors. Matching contributions for the years ended June 30, 2011 and 2010 amounted to $46,000 and $44,000, respectively. The Company may make additional contributions to the Plan in each year in an amount determined annually by the

Company’s Board of Directors. There were no additional contributions to the Plan for the years ended June 30, 2011 and 2010.

19. Operations by Reportable Segment and Geographic Area

FASB ASC 280, “Segment Reporting” (“ASC 280”), establishes standards for reporting information about an enterprise’s operating segments and related disclosures about products, geographic areas and major customers.

Based on the Company’s organizational structure, Entertainment Games operates in only one geographic area, which is North America, and only one reportable segment, which is publishing games for the PC, Internet and various game consoles.

20. Acquisition of Heyday Games, Inc.

On June 24, 2011, the Company completed the acquisition of substantially all of the assets of Heyday Games, Inc. (Heyday Games), a producer of cross-platform social game content. Accounting standards issued by the Financial Accounting Standards Board (“FASB”) related to business combinations require the acquisition method of accounting to be used for all business combinations and for an acquirer to be identified for each business combination. This accounting standard requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at its fair value as of that date, with limited exceptions. It also requires the acquirer in a business combination achieved in stages (sometimes referred to as a step acquisition) to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full amounts of their fair values (or other amounts determined in accordance with the standard). The standard also requires the acquirer to recognize contingent consideration at the acquisition date, measured at its fair value at that date.

The Company’s acquisition of Heyday Games was accounted for in accordance with this standard and the Company has allocated the purchase price of Heyday Games based upon the fair value of the net assets acquired and liabilities assumed, if any, at the acquisition date. The results of operations of Heyday Games have been included within the accompanying Company’s financial statements from the acquisition date forward.

The purpose of the acquisition was to allow the Company to more aggressively participate in the fastest growing segment of the video game market: social games. In connection with the acquisition, the Company agreed to pay up to $15,000 of Heyday’s legal fees incurred in connection with the organization, certain intellectual property matters and the acquisition. These expenses will be charged to operations during the year ended June 30, 2012.

Pursuant to the purchase agreement among the Company, Heyday Games and its shareholders, the Company issued 3,706,387 shares of its common stock to Heyday Games, with an additional 411,821 shares of common stock subject to a holdback for the Company’s indemnification claims under the purchase agreement. In addition to the upfront payment, Heyday Games will be eligible to receive a potential earn-out of an additional 2,745,472 shares of the Company’s common stock if the Company’s cumulative net income equals or exceeds, in the aggregate, $20,592,000 during any of the fiscal years beginning June 30, 2011 and ending June 30, 2015. Entertainment Games and Heyday Games also entered into a Registration Rights Agreement covering the shares issued in the transaction.

The Company relied on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act of 1933, as amended (“Regulation D”), for sales to “accredited investors” (as such term is defined in Rule 501 of Regulation D) in issuing the shares to Heyday Games. Also, as part of the transaction, Heyday Games, Mauro (currently the Company’s President and Chief Operating Officer) and Lennon (currently the Company’s Chief Creative Officer) have each entered into Non-Competition and Confidentiality Agreements with the Company.

The following table summarized the fair value of the assets acquired at the date of the acquisition, which represents the purchase price allocation at the date of the acquisition of Heyday based on a valuation report which was prepared by a third party appraisal firm:

2011
Allocation of Purchase Price Paid for Heyday Games:
Technology acquired related to Heyday Games acquisition – Being amortized over its finite life of ten (10) years (See Note 6)	$1,500,000
Goodwill related to Heyday Games acquisition (See Note 6)	680,000

Total Purchase Price Paid for Heyday Games	$2,180,000

The purchase price allocation above includes an estimate of the fair value of the earn-out payment. The earn-out payment was calculated using a probability weighted income approach which provides a weighted average of various scenarios for cumulative net income of the Company and the associated probabilities based on management’s assertions. Key assumptions include a contingent payment discount rate of 20% and a range of revenues between $1,000,000 and $31,000,000. As of June 30, 2011, the amount recognized for the contingent consideration arrangement, $340,000, the range of outcomes, and the assumptions used to develop the estimates had not changed.

Fair value was estimated using Level 3 inputs under FASB’s accounting standard relating to fair value measurements based on an independent appraisal and the final asset evaluation by management. Level 3 inputs for the nonfinancial assets identified above included a valuation report (prepared by a third party appraisal firm) that primarily utilized a combination of Income approach, Cost approach and Market approach valuation techniques. Level 3 inputs for other assets included present value techniques applied to after-tax income, expected after-tax cash flows and estimated selling prices. In accordance with FASB’s accounting standard related to goodwill and other intangible assets, indefinite lived intangibles and goodwill are not being amortized for book purposes.

As noted in Note 6, the Company performed a review for impairment as of June 30, 2011. The Company did not record any impairment charge from write-downs of purchased intangible assets since the Company did not identify any trends that caused a reduction in the expected future cash flows.

21. Going Concern

As shown in the accompanying financial statements, the Company has incurred net losses of $1.2 million and $0.3 million, respectively, for fiscal years 2011 and 2010. During fiscal 2011, the Company continued to experience negative cash flow from operations largely due to the continued investment spending for product development of game titles for the PC and other popular gaming platforms that are expected to benefit future periods. Those facts, along with the lack of access to a bank credit facility, create an uncertainty about the Company’s ability to continue as a going concern. Accordingly, management is currently evaluating their alternatives to secure financing sufficient to support the operating requirements of the current business plan, as well as continuing to execute the business strategy of distributing our game titles to traditional retail stores, via online distribution and through international licensing opportunities. The Company’s ability to continue as a going concern is dependent upon its success in securing sufficient financing and to successfully execute its plans to return to positive cash flows during fiscal 2012. The Company’s financial statements do not include any adjustments that might be necessary if the Company were unable to continue as a going concern.

22. Recent Accounting Pronouncements

In October 2009, the FASB issued ASU 2009-14, Software (Topic 985): Certain Revenue Arrangements that Include Software Elements. This guidance modifies the scope of FASB ASC subtopic 985-605, Software-Revenue Recognition, to exclude from its requirements non-software components of tangible products and software components of tangible products that are sold, licensed, or leased with tangible products when the software components and non-software components of the tangible product function together to deliver the tangible product’s essential functionality. ASU 2009-

14 is effective for fiscal years beginning on or after June 15, 2010. The Company adopted this standard effective July 1, 2010. The adoption of this standard did not have a material impact on the Company’s financial statements.

In May 2011, the FASB issued ASU 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (“IFRS”).” ASU 2011-04 explains how to measure fair value and intends to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. ASU 2011-04 will become effective prospectively for interim and annual reporting periods beginning on or after December 15, 2011; early adoption is not permitted for public entities. The standard will become effective for the Company in July 2012. The Company is currently evaluating the impact of ASU 2011-04 on its financial statements.

No other new accounting pronouncements issued or effective during 2011 have had or are expected to have an impact on the Company’s financial statements.

23. Subsequent Events

FASB ASC 855, “Subsequent Events” (“ASC 855”), establishes standards related to accounting for, and disclosure of, events that occur after the balance sheet date, but before the financial statements are issued or available to be issued. Subsequent events have been evaluated through the date and time the financial statements were issued on November 7, 2011. Except as noted below and in Notes 14, 15 and 16 to the financial statements, no material subsequent events have occurred since June 30, 2011 that required recognition or disclosure in the current period financial statements.

On August 19, 2011, the Company changed its corporate name from eGames, Inc. to Entertainment Games, Inc., reflecting its commitment to developing a broad offering of social games on the Heyday Platform for the rapidly emerging social game market across all platforms.

Issuance of Shares Pursuant to a Stipulation for Settlement of Claims

On August 26, 2011, the Company issued 1,950,000 shares of the Company’s common stock and a five-year warrant to acquire 572,393 shares at an exercise price of $0.54 to Ironridge Global Media, a division of Ironridge Global IV, Ltd. (“Ironridge”) in reliance on the exemption from the registration requirements of the Securities Act of 1933, as amended, provided by Section 3(a)(10) thereof. The shares issued to Ironridge were issued pursuant to a Stipulation for Settlement of Claims (the “Stipulation”) filed by the Company and Ironridge in the Superior Court for the State of California, County of Los Angeles on August 26, 2011 in settlement of claims purchased by Ironridge from certain creditors of the Company in the aggregate amount equal to $257,576.75 (the “Claim Amount”), plus interest, attorneys’ fees and costs. Pursuant to the Stipulation, the Company was required to issue and deliver 1,950,000 shares of Common Stock (the “Initial Issuance”). Ironridge will ultimately be entitled to retain a number of shares of Common Stock (the “Final Amount”) that is equal to (i) the sum of the Claim Amount plus reasonable attorney and agent fees, (ii) divided by sixty-five percent of the volume weighted average price (“VWAP”) as reported by Bloomberg over a period of time beginning on the date on which Ironridge receives the Initial Issuance and ending on earlier of 90 days or the date on which the aggregate trading volume of the Company’s common stock exceeds $832,730.25 (such period being the “Calculation Period”). For every million shares that trade during the Calculation Period, or if at any time during the Calculation Period a daily VWAP is below $0.30, Ironridge has the right to cause the Company to immediately issue to Ironridge additional shares of Common Stock (each, an “Additional Issuance”) (provided, however, that at no time may Ironridge and its affiliates collectively own more than 9.99% of the total number of shares of Common Stock outstanding). At the end of the Calculation Period, (a) if the sum of the Initial Issuance and any Additional Issuance is less than the Final Amount, the Company will immediately issue additional shares to Ironridge so that the total issuance is equal to the Final Amount and (b) if the sum of the Initial Issuance and any Additional Issuance is greater than the Final Amount, Ironridge will return any remaining shares to the Company for cancellation.

See Notes 14, 15 and 16 for issuances of the Company’s Common Stock, Common Stock warrants and Common Stock options that occurred since June 30, 2011.

ITEM 14. CHANGES IN AND DISAGREEMENTS WITH ACOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During June 2010, the Company was notified by their previous auditors, Stockton Bates, LLP that they would not be continuing as the Company’s auditors due to a decision made by Clifton Gunderson, LLP, a firm which had recently acquired Stockton Bates, LLP. The Company never had any disagreements with Stockton Bates, LLP.

On August 17, 2010, the Audit Committee of the Company’s Board of Directors engaged BBD, LLP to audit the Company’s financial statements for the year ended June 30, 2010. On July 21, 2011, the Audit Committee of the Company’s Board of Directors engaged BBD, LLP to audit the Company’s financial statements for the year ended June 30, 2011. BBD, LLP has subsequently completed their audits of the Company’s financial statements for the years ended June 30, 2011 and 2010, and there have been no disagreements between the Company and BBD, LLP.

ITEM 15. FINANCIAL STATEMENTS AND EXHIBITS

Ex. 2.1	Asset Purchase Agreement by and among the Company, Heyday Games, Inc. and the shareholders of Heyday Games, Inc. dated June 24, 2011.

Ex. 3.1	Articles of Incorporation, as amended

Ex. 3.2 (1)	Amended and Restated Bylaws

Ex. 4.1	Form of Stock Certificate

Ex. 4.2 (2)	1995 Amended and Restated Stock Option Plan

Ex. 4.3* (3)	Form of Non-Qualified Stock Option Agreement

Ex. 4.4* (3)	Form of Incentive Stock Option Agreement

Ex. 4.5	Warrant to Purchase 200,000 shares of Common Stock of the Company exercisable at $0.75 per share issued to William D. Blake on August 10, 2011. Five other investors are parties to identical agreements, with the only differences being the number of shares subject to the warrant and the dates of issuance and termination.

Ex. 4.6	Warrant to Purchase 200,000 shares of Common Stock of the Company exercisable at $0.50 per share issued to Michael Fearnow on October 7, 2011. Four other investors are parties to identical agreements, with the only differences being the number of shares subject to the warrant and the dates of issuance and termination.

Ex. 4.7	Warrant to Purchase 1,000,000 shares of Common Stock of the Company exercisable at $0.80 per share issued to Bandera Master Fund L.P. on March 18, 2010.

Ex. 4.8	Warrant to Purchase 400,000 shares of Common Stock of the Company exercisable at $0.25 per share issued to Fertilemind Capital Fund I on June 3, 2011.

Ex. 4.9	Warrant to Purchase 572,393 shares of Common Stock of the Company exercisable at $0.54 per share to Ironridge Global IV, Ltd. on August 26, 2011.

Ex. 4.10	Warrant to Purchase 62,000 shares of Common Stock of the Company exercisable at $1.10 per share to First Global Securities, Inc. on May 9, 2008.

Ex. 10.1*	Non-Competition and Confidentiality Agreement dated June 24, 2011 between Eugene Mauro and eGames, Inc.

Ex. 10.2*	Non-Competition and Confidentiality Agreement dated June 24, 2011 between F.J. Lennon and eGames, Inc.

Ex. 10.3	Non-Competition and Confidentiality Agreement dated June 24, 2011 between Heyday Games, Inc. and eGames, Inc.

Ex. 10.4	Registration Rights Agreement dated June 24, 2011 by and between eGames, Inc. and Heyday Games, Inc.

Ex. 10.5	Registration Rights Agreement dated March 18, 2010 by and between eGames, Inc. and Bandera Master Fund L.P.

Ex. 10.6	Senior Secured Promissory Note in the amount of $400,000 payable to Fertilemind Capital Fund I dated June 3, 2011.

Ex. 10.7	Sale-Leaseback Agreement by and between eGames Inc. and Fertilemind Capital Fund I dated June 3, 2011.

Ex. 10.8	Registration Rights Agreement dated August 10, 2011 by and between eGames, Inc. and William D. Blake. Five other investors are parties to identical agreements.

Ex. 10.9	Registration Rights Agreement dated October 7, 2011 by and between eGames, Inc. and Michael Fearnow. Four other investors are parties to identical agreements.

Ex. 10.10* (4)	Change of Control Severance Plan for Level One Employees.

Ex. 10.11* (4)	Change of Control Severance Plan for Level Two Employees.

Ex. 10.12	Distribution Agreement by and between Navarre Distribution Services, Inc. and eGames, Inc. dated September 12, 2005, as amended.

Ex. 10.13	Stipulation dated August 26, 2011 between the Company and Iron Ridge Global IV, Ltd.

Ex. 10.14*	Employment Offer Letter dated June 24, 2011 between the Company and Eugene Mauro.

Ex. 10.15*	Employment Offer Letter dated June 24, 2011 between the Company and F.J. Lennon.

*	Indicates a management contract or compensatory plan or arrangement.
(1)	Incorporated herein by reference from the Company’s Form 10-QSB for the quarter ended September 30, 1998 as filed with the Securities and Exchange Commission on November 16, 1998, Registration No. 000-27102.
(2)	Incorporated by reference herein from the Company’s Form 10-KSB for the year ended June 30, 1998 as filed with the Securities and Exchange Commission on September 10, 1998, Registration No. 000-27102.
(3)	Incorporated by reference herein from the Company’s Form 10-KSB for the year ended June 30, 2004 as filed with the Securities and Exchange Commission on September 27, 2004, Registration No. 000-27102.

(4)	Incorporated herein by reference from the Company’s Form 8-K as filed with the Securities and Exchange Commission on June 28, 2004, Registration No. 000-27102.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Registration Statement on Form 10 to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 7, 2011	ENTERTAINMENT GAMES, INC.

	By:	/s/ Gerald W. Klein
Gerald W. Klein Chief Executive Officer